DATAWATCH CORPORATION

2002 ANNUAL REPORT

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DATAWATCH

COMPANY OVERVIEW

Helping organizations win

Every organization strives for success in its particular industry...to offer its customers superior products and service that the competition either can't or won't provide. How do companies deliver truly superior products and service, which separates winning companies from the also-rans? The answer often boils down to the simple fact that winning companies have a unique understanding and knowledge of its customers, its industry, and its operations.

Datawatch is a technology company committed to helping organizations build and act upon their unique business understanding and knowledge.

Datawatch helps organizations automatically distribute, share and analyze information across their enterprise, whether in the form of reports, documents or data, far more easily, more rapidly and less expensively than our competitors, large or small. We also help organizations manage their customer service function with powerful solutions that are ready to run and require no expensive custom programming to work.

Datawatch Products

Datawatch's products include Monarch™, the industry leading desktop report-mining and business intelligence application; Datawatch|ES™ (formerly Monarch|ES), a web-enabled enterprise reporting and business intelligence portal that provides report management, and corporate data analysis in one easy-to-use system; Monarch Data Pump™, a data transformation and delivery tool; VorteXML®, a data transformation tool that converts existing structured text data into valid XML; Q|SM™, an Internet enabled service center platform that includes workflow and network management capabilities; Visual Help Desk® (VHD), a 100% web-based help desk and call center solution; and Redwing™, an Adobe Acrobat plug-in that accurately extracts text and tables from PDF files .

About Datawatch Corporation

Datawatch Corporation is a leading provider of enterprise reporting, infrastructure and IT support solutions that help organizations increase productivity, reduce costs and gain competitive advantage. Datawatch products are used in more than 20,000 companies, institutions and government agencies worldwide. Datawatch has partnerships with a variety of key technology vendors including Microsoft, IBM and Software AG.

Headquartered in Lowell, Mass., Datawatch sells and supports products through sales offices in North America, Europe, and Australia. The Company was founded in 1985 and its stock trades publicly on the NASDAQ SmallCap Market under the symbol DWCH.

Datawatch Senior Management Team



(Left to Right)

Claude Reeves *- Director of Application Development*

John H. Kitchen III *- Senior Vice President of Desktop and Server Solutions and Secretary*

H. Calvin G. MacKay *- Senior Vice President for Enterprise Software*

Robert W. Hagger *- President and Chief Executive Officer*

Alan R. MacDougall *- Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary*

Dear Shareholders,

Datawatch adapted well to a tough business climate in fiscal 2002, turning in a very satisfactory result for the year. Our chosen strategy of providing software solutions that improve organizational productivity by leveraging existing IT assets, has been right for our customers and has translated into increased revenue and profits for Datawatch. We have created a balanced business model of Desktop, Server and Enterprise solutions that provide customers with different scale and pricing options.

We have seen sales grow from $18.3 million in fiscal 2001 to $19.4 million in fiscal 2002, generating net income of $863,000, translating to $0.32 per share.

Net cash increased by $2.7 million for the year, building from $900 thousand in September 2001 to $3.6 million in September 2002. We have paid down all outstanding bank debt, and now have our full bank line of $1.5 million available for future working capital needs.

US revenues made up 59% of the total in fiscal 2002 versus 57% in 2001. License revenues were up versus last year as were maintenance revenues, but reflecting a harsher climate for IT projects, services revenues were slightly down.

Revenues from OEM's, Partners and Distributors were $6.2 million in fiscal 2002 representing 31% of the total sales, up from only 25% in fiscal 2001.

The release of Monarch V6 at the beginning of this year was well received by our customers. Both long-time users and new have appreciated this enhanced version with its ability to mine, transform and analyze HTML pages in addition to legacy reports.

We continued through the year with a strong product development schedule, and found more effective ways of bringing product to market with reduced costs. Version 2 of VorteXML Designer for the desktop was released in August 2002, and VorteXML Server, a middleware solution that automates the transformation of text streams into XML, was released in December 2002.

Development progress on the Monarch Enterprise product suite, renamed Datawatch|ES (Enterprise Solution) and the new addition to the suite, Datawatch|RMS (Report Mining Server) is proceeding as planned, and is on target for release in early 2003. The next release of Q|SM, our IT Service Management and Workflow Software is also scheduled for early 2003 and will provide full call tracking and inventory management through a corporate portal.

Datawatch acquired Auxilor Inc. in October of this year, and this will provide an additional revenue stream for fiscal 2003. The Auxilor product, Visual Help Desk (VHD) moves our Help Desk and Service Management product range towards XML and web services, consistent with our corporate development strategy. It also strengthens our relationship with IBM, as Auxilor is an IBM Lotus Premium Partner. To see how our product VHD supports the IBM user base go to IBM.com/partnerworld and type VHD into the search box. With this acquisition, we have added over 200 new IBM technology users to our US Help Desk business.

Gartner Group projects that a typical organization will use up to 40% of its programming budget to transform information for use between internal disparate databases and applications. Web Services is fundamental to solving this problem, and with our XML products and knowledge, we are well-placed to move into this space. For example; one of the native output formats for our web-based report mining tool, Datawatch ES, is XML, and companies are already using it to transform legacy system output for display on the web.

VorteXML is also being used to transform legacy system output into valid XML for both web display and delivery to other applications. The whole area of Web Services is extremely promising for Datawatch, and we're excited to have technologies that allow us to become an industry leader in this field.

In terms of corporate governance and accounting practices, we have worked to develop and improve our policies and processes. These have been favorably reviewed by our audit committee, and our auditors Deloitte & Touche. The Chairman and CEO roles are separated, and the Chairman of the Board and Chairman of the Audit Committee roles are also separated to demonstrate independence. The Audit Committee meets with our auditors, without the presence of Management, four times per year prior to quarterly or annual earnings release to the public. Datawatch added to its financial expertise by the appointment of Kevin Morano, executive vice president and CFO of Lumenis Ltd. (NASDAQ: LUME), to the Board of Directors and Audit Committee.

Although a difficult trading year, Datawatch shareholders did better than most. Our share price performed well and at fiscal year-end traded at $3.11 versus $1.90 the prior year- end, an increase of 64%.

The economic outlook for fiscal 2003 will continue to provide a challenge. But I can assure you that Datawatch will continue to manage its business with the same vigor as in 2002, and be ready to take advantage of the recovery as it develops.

Thank you for your continued support of Datawatch Corporation.

Sincerely,

Robert Hagger,
President, Chief Executive Officer, & Director
Datawatch Corporation

Enterprise Solutions

About Enterprise Solutions

Datawatch's Enterprise Solution division is responsible for the sales and support of software solutions and services targeted at departmental and enterprise business needs. These products are sold worldwide through a direct sales force, telesales, resellers, and OEM partners. FY 2002 was a difficult year for sales of enterprise solutions industry-wide, but demand for Datawatch's enterprise offerings remained stable.

During 2002, Datawatch focused on developing the next generation version of both the Datawatch|ES (formerly Monarch|ES) and Visual|QSM (formerly Q|SM) product lines. While there were no major releases for either product, Datawatch did release a number of maintenance upgrades to service existing customers and provide incremental enhancements to the products.

Datawatch anticipates major releases for both the Datawatch|ES and Visual|QSM product lines during early FY 2003. For Datawatch|ES, this will be in the form of Version 4, the fourth generation release of our report management and business intelligence solution and Datawatch|RMS, a new report mining and business intelligence solution targeted towards the report management and print output partner and OEM market. For Visual|QSM, Datawatch will release Version 7 completing the architectural and functional upgrade to the product line and positioning it solidly in the mid-tier service management market.

In October 2002 (Q1 FY 2003), Datawatch acquired Auxilor, a leading provider of internal IT support solutions for the rapidly expanding IBM e-business customer base. The combination of Auxilor and Datawatch provides specific IT support solutions to a broad range of customers regardless of platform, size or price point.

Enterprise Solutions Products

Datawatch|ES is a complete, 100% web-based enterprise report management and report mining solution. Datawatch|ES provides not only complete report archive, maintenance and retrieval services, but also industry-leading report-based business intelligence. Datawatch|ES allows organizations to quickly and easily deliver business intelligence and decision support derived from existing reporting systems with no new programming or report writing. Powerful web-based report collaboration tools, native Microsoft Excel support and scalable architecture are some of the key characteristics of the Datawatch|ES solution.

Visual|QSM is a fully internet-enabled IT service center platform that incorporates workflow and network management capabilities and provides web access to multiple databases while enabling customers to interact via a standard browser. Visual|QSM, a market leader in Europe, also provides advanced service level management capabilities, integrated change management features, business process automation tools and one of the industry's easiest to learn and use interfaces.

Visual Help Desk (VHD), from Datawatch's Auxilor subsidiary, leverages the IBM Lotus Domino platform to provide a 100% web-based help desk and call center solution. Cost effective and easy to deploy, Visual Help Desk is an enterprise-wide support solution that supports an organization's existing IT infrastructure. With the additional ability to utilize XML-based Web Services as well as the ability to integrate directly with IBM enterprise applications, Visual Help Desk provides exceptional value for its users. Auxilor is an IBM Lotus Premier Partner.

Desktop and Server Solutions

About Desktop and Server Solutions

Datawatch's Desktop and Server Solutions division is responsible for software and services that are pimarily aimed at individual users and departments (although they can, and are, used on an enterprise basis). Thesė products are sold worldwide through distribution, independent software vendors, system integrators, resellers, OEM partners, telesales and over the web. Throughout FY 2002, demand for the Desktop and Server Solution products grew strongly as market conditions favored desktop software that provided a low entry price point, immediate productivity gains, and proven Return on Investment (ROI).

Version 6 of Datawatch's flagship Monarch software was introduced in Q1 of 2002 and drove significant upgrade and new business license revenues. Other upgrades introduced include Version 6 of Monarch Data Pump and Version 2 of VorteXML Designer. In December 2002 (Q1 FY 2003), Datawatch introduced VorteXML Server. This completes the VorteXML product suite and well positions the Company to compete in the XML Web Services software marketplace – estimated by Gartner Group to be a $1.7 billion market in calendar year 2003.

Desktop and Server Solutions Products

Monarch is the leader in the report-mining category, with more than 400,000 copies sold. Monarch transforms report files produced on any mainframe, midrange, client/server or PC system into live data that users can sort, filter, summarize, graph and export to other applications such as MS Excel or Access. Monarch Professional Edition lets users extract and work with data in HTML files, databases, spreadsheets and ODBC sources as well as reports making it a powerful business intelligence solution for everyone.

Monarch Data Pump offers organizations a shortcut for populating and refreshing data marts and data warehouses, and for automatically moving report data out of legacy systems and delivering it to users in a variety of formats, including Excel, via email.

Redwing, the Adobe Acrobat plug-in from Datawatch, is designed to precisely extract text and tables from even the most complex, compound PDF documents and export the data to popular PC applications such as word processors, spreadsheets or databases. Redwing also has the capability to automatically export data from PDF files into a format that Monarch can read - making possible sophisticated data analysis and validation over data held in PDF files.

VorteXML software quickly and easily converts any structured text output generated from any system into valid XML for web services and more using any DTD or XDR Schema without programming. VorteXML dramatically speeds up and reduces the cost of enabling current applications for web services, implementing enterprise XML systems, putting legacy output on the web (including bill presentment), and more. The VorteXML solution suite is comprised of two powerful software products that work together: VorteXML Designer, a desktop tool that provides users a visual interface that allows users to extract, transform and map data from existing text documents into XML without programming; and VorteXML Server (introduced in December 2002), a scalable, high-volume server that automates the extraction and conversion of text documents into XML.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 000-19960

DATAWATCH CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	02-0405716
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

175 CABOT STREET
SUITE 503
LOWELL, MASSACHUSETTS 01854
(Address of principal executive office)
Telephone Number: (978) 441-2200

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

COMMON STOCK $0.01 PAR VALUE

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

Aggregate market value of voting stock held by non-affiliates: $6,200,395 (computed by reference to the last sales price of such common stock on December 19, 2002 as reported in the National Association of Security Dealers consolidated trading index).

Number of shares of common stock outstanding at December 19, 2002: 2,595,246

Documents Incorporated By Reference

Registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended September 30, 2002. Portions of such Proxy Statement are incorporated by reference in Part III of this report.

PART I

Item 1. BUSINESS

GENERAL

Datawatch Corporation (the "Company" or "Datawatch"), founded in 1985, is a provider of enterprise reporting, business intelligence, report mining, data transformation and service center software products that help organizations increase productivity, reduce costs and gain competitive advantages. Datawatch products are used in more than 20,000 companies, institutions and government agencies worldwide.

The Company is a Delaware corporation, with executive offices located at 175 Cabot Street, Lowell, Massachusetts 01854 and the Company's telephone number is (978) 441-2200.

PRODUCTS

Monarch - Datawatch is best known for its popular desktop report mining and business intelligence application called Monarch. More than 400,000 copies of Monarch have been sold, with localized versions in English, French, German and Spanish. Monarch transforms structured text files (reports, statements, etc.) into a live database that users can sort, filter, summarize, graph and export to other applications such as Microsoft Corporation's Excel or Access. Monarch Professional Edition lets users extract and work with data in HTML files, databases, spreadsheets and ODBC sources as well as reports. The Company's Redwing product lets users extract text and tables from Adobe PDF documents.

Monarch Data Pump - Monarch Data Pump is a unique data replication and migration tool that offers a shortcut for populating and refreshing data marts and data warehouses, for migrating legacy data into new applications and for providing automated delivery of existing reports in a variety of formats, including Excel, via email.

Monarch|ES - Monarch|ES is Datawatch's web-enabled business information portal, providing complete report management, business intelligence and content management, and the ability to analyze data within reports, all using just a web browser. Monarch|ES allows organizations to quickly and easily deliver business intelligence and decision support, derived from existing reporting systems, with no new programming or report writing. Monarch|ES automatically archives report data and binary documents in an enterprise report and document warehouse and provides users a unified point of entry to view, analyze and share information over the Internet.

Q|Service Management - Q|Service Management ("Q|SM") is a fully internet-enabled IT support solution that can scale from a basic help desk system to a full service center solution that incorporates workflow and network management capabilities and provides web access to multiple databases while enabling customers to interact via a standard browser. Q|SM, a market leader in Europe, also provides advanced service level management capabilities, integrated change management features, business process automation tools and one of the industry's easiest to learn and use interfaces.

Visual Help Desk – Visual Help Desk, developed and marketed by Datawatch's Auxilor subsidiary, leverages the IBM Lotus Domino platform to provide a 100% web-based help desk and call center solution. Cost effective and easy to deploy, Visual Help Desk is an enterprise-wide support solution that supports an organization's existing IT infrastructure. Visual Help Desk has the additional ability to utilize XML-based Web Services as well as the ability to integrate directly with IBM enterprise applications.

VorteXML - VorteXML software quickly and easily converts any structured text output generated from any system into valid XML for web services and more using any DTD or XDR schema without programming. VorteXML dramatically speeds up and reduces the cost of enabling current applications for web services, implementing enterprise XML systems, putting legacy output on the web (including bill presentment), and more. The VorteXML solution suite is comprised of two powerful software products that work together: VorteXML Designer, a desktop tool that provides users a visual interface that allows users to extract, transform and map data from existing text documents into XML without programming; and VorteXML Server, a scalable, high-volume server that automates the extraction and conversion of text documents into XML.

PRICING

The Company's desktop products are sold under single and multi-user licenses. A single user license for Monarch Standard Edition is priced at $635. Multi-user licenses for Monarch Standard Edition are priced at $250 to $399 per user, depending upon the number of users. A single user license for Monarch Professional Edition is priced at $765. Multi-user licenses for

Monarch Professional Edition are priced at $375 to $529 per user, depending upon the number of users. A single user license for Monarch Data Pump Personal Edition is priced at $2,495 and Monarch Data Pump Server is typically priced at $7,500 per server. A single user license for VorteXML Designer is priced at $599 and VorteXML Server is typically priced at $7,999 per server. A single user license for Redwing is priced at $579. A five-user license is priced at $2,199.

The Company's report enterprise and service center products are sold under server-based licenses in addition to named-user and concurrent-user licenses. An entry-level Monarch|ES system is priced at approximately $50,000. Typical configurations are priced in the range of $65,000 to $250,000. An entry-level Q|SM system is priced at approximately $35,000. Typical configurations sell in the range of $35,000 to $250,000. An entry-level Visual Help Desk system is less than $10,000. Typical configurations are priced in the range of $10,000 to $40,000. Maintenance agreements, training and implementation services are sold separately.

MARKETING AND DISTRIBUTION

Datawatch markets its products through a variety of channels in order to gain broad market exposure and to satisfy the needs of its customers. Datawatch believes that some customers prefer to purchase products through service-oriented resellers, while others buy on the basis of price, purchase convenience, and/or immediate delivery.

The Company is engaged in active direct sales of its products to end-users, including repeat and add-on sales to existing customers and sales to new customers. Datawatch utilizes direct mail, the Internet, telemarketing and direct personal selling to generate its sales.

Datawatch uses a variety of marketing programs to create demand for its products. These programs include advertising, cooperative advertising with reseller partners, direct mail, exhibitor participation in industry shows, executive participation in press briefings, Internet-based marketing and on-going communication with the trade press.

The Company offers certain of its resellers the ability to return obsolete versions of its products and slow-moving products for credit. Based on its historical experience relative to products sold to these distributors, the Company believes that its exposure to such returns is minimal. It has provided a provision for such estimated returns in the financial statements.

Datawatch warrants the physical disk media and printed documentation for its products to be free of defects in material and workmanship for a period of 30 to 90 days from the date of purchase depending on the product. Datawatch also offers a 30 day money-back guarantee on certain of its products sold directly to end-users. Under the guarantee, customers may return purchased products within the 30 days for a full refund if they are not completely satisfied. To date, the Company has not experienced any significant product returns under its money-back guarantee.

During fiscal 2002, one distributor represented approximately 18% of the Company's total revenue. No other customer accounted for more than 10% of the Company's total revenue in fiscal 2002. Datawatch's revenues from outside of the U.S. are primarily the result of sales through the direct sales force of its wholly owned subsidiary, Datawatch International Limited and its subsidiaries ("Datawatch International") and through international resellers. Such international sales represented approximately 42%, 47% and 43% of the Company's total revenue for fiscal 2002, 2001 and 2000, respectively. See Note 12 to Consolidated Financial Statements which appear elsewhere in this Annual Report on Form 10-K.

RESEARCH AND DEVELOPMENT

The Company believes that timely development of new products and enhancements to its existing products is essential to maintain strong positions in its markets. Datawatch intends to continue to invest sizeable effort in research and product development, particularly in the area of computing technology trends and the Internet. The Company's product development efforts are primarily focused on the Monarch|ES, Q|Service Management ("Q|SM"), and Visual Help Desk products and their related core technologies. Additional efforts are devoted to the expansion of the feature set of the Monarch product and enhancing the functionality of its XML tool, VorteXML, which automates the process of generating XML output from reports or structured text input.

Datawatch's product development efforts are conducted through in-house software development engineers and by external developers. External developers are compensated either through royalty or commission payments based on product sales levels achieved or under contracts based on services provided. Datawatch has established long-term relationships with several development engineering firms, providing flexibility, stability and reliability in its development process.

Datawatch's product managers work closely with developers, whether independent or in-house, to define product specifications. The initial concept for a product originates from this cooperative effort. The developer is generally responsible for coding the development project. Datawatch's product managers maintain close technical control over the products, giving the Company the freedom to designate which modifications and enhancements are most important and when they should be implemented. The product managers and their staff work in parallel with the developers to produce printed documentation, on-line help files, tutorials and installation software. In some cases, Datawatch may choose to subcontract a portion of this work on a project basis to third-party suppliers under contracts. Datawatch personnel also perform extensive quality assurance testing for all products and coordinate external beta test programs.

Datawatch has a contractual agreement with the independent developer of Monarch and VorteXML which requires that source code be placed into escrow. The principal developer for these products is also bound by contractual commitments which require the developer's continuing involvement in product maintenance and enhancement. The Company has been granted exclusive worldwide rights to Monarch and VorteXML with a stated term expiring in the year 2009. Monarch and VorteXML are trademarks of Datawatch Corporation.

Other Datawatch products have been developed through in-house software development or by independent software engineers hired under contract. Datawatch maintains source code and full product control for these products, which include the Monarch Data Pump (Personal and Server Editions), Monarch|ES, Q|SM, and Visual Help Desk products.

BACKLOG

The Company's software products are generally shipped within three business days of receipt of an order. Accordingly, the Company does not believe that backlog for its products is a meaningful indicator of future business. The Company does maintain a backlog of services related to its Monarch|ES, Q|SM, and Visual Help Desk business. While this services backlog will provide future revenue to the Company, the Company believes that it is not a meaningful indicator of future business.

COMPETITION

The software industry is highly competitive and is characterized by rapidly changing technology and evolving industry standards. Datawatch competes with a number of companies including BMC Software, Actuate Corporation, Quest Software Inc. and others that have substantially greater financial, marketing and technological resources than the Company. Competition in the industry is likely to intensify as current competitors expand their product lines and as new competitors enter the market.

PRODUCT PROTECTION

Although Datawatch does not generally own patents on its software technologies, it relies on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect its rights in its products. Despite these precautions, unauthorized parties may attempt to copy aspects of Datawatch's products or to obtain and use information that Datawatch regards as proprietary. Patent protection is not considered crucial to Datawatch's success. Datawatch believes that, because of the rapid pace of technological change in the software industry, the legal protections for its products are less significant than the knowledge, ability and experience of its employees and developers, the frequency of product enhancements and the timeliness and quality of its support services. Datawatch believes that none of its products, trademarks and other proprietary rights infringe on the proprietary rights of third parties, but there can be no assurance that third parties will not assert infringement claims against it or its developers in the future.

PRODUCTION

Production of Datawatch's products involves the duplication of floppy and compact disks, and the printing of user manuals, packaging and other related materials. Floppy disk duplication is performed in-house with high-capacity disk duplication equipment, and is occasionally supplemented with duplication services performed by non-affiliated subcontractors. High volume compact disk duplication is performed by non-affiliated subcontractors, while low volume compact disk duplication is performed in-house. Printing work is also performed by non-affiliated subcontractors. To date, Datawatch has not experienced any material difficulties or delays in production of its software and related documentation and believes that, if necessary, alternative production sources could be secured at a commercially reasonable cost.

EMPLOYEES

As of December 20, 2002, Datawatch had 91 full-time and 8 contract or temporary employees, including 33 engaged in marketing, sales, and customer service; 28 engaged in product consulting, training and technical support; 12 engaged in product management, development and quality assurance; 23 providing general, administrative, accounting, and IT functions; and 3 engaged in software production and warehousing.

The Company believes that its future success may depend on its ability to continue to attract and retain highly-skilled technical, marketing and management personnel, who are in great demand. The Company currently has written agreements with each of its employees prohibiting disclosure of confidential information to anyone outside of the Company, both during and subsequent to employment. These agreements also require disclosure to the Company of ideas, discoveries or inventions relating to or resulting from the employee's work for the Company, and assignment to the Company of all proprietary rights to such matters.

Item 2. PROPERTIES

The Company is currently headquartered in 20,492 square feet of leased office space in Lowell, Massachusetts. The lease expires in January 2006. In addition, the Company's Auxilor subsidiary leases 1,816 square feet of office space in Torrance, California with a lease expiration in September 2004. The Company maintains small offices in the United Kingdom, Germany, France and Australia.

Item 3. LEGAL PROCEEDINGS

The Company is not a party to any litigation that management believes will have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Registrant's security holders during the last quarter of the fiscal year covered by this report.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and titles of the executive officers of the Company as of December 19, 2002 are as follows:

Robert W. Hagger	54	President, Chief Executive Officer and Director
John H. Kitchen, III	47	Senior Vice President of Desktop & Server Solutions and Secretary
H. Calvin G. MacKay	58	Senior Vice President for Enterprise Software
Alan R. MacDougall	54	Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary

Officers are elected by, and serve at the discretion of, the Board of Directors.

ROBERT W. HAGGER, President, Chief Executive Officer and Director. Mr. Hagger assumed the positions of President, Chief Executive Officer and Director on July 9, 2001. Prior thereto, and since November 1, 1997, Mr. Hagger was Senior Vice President of International Operations of the Company. Prior to that and since March 1997, Mr. Hagger was Managing Director of the Company's wholly-owned subsidiary Datawatch International Limited. Prior to joining Datawatch, from 1993 to March 1997, Mr. Hagger was founder and Managing Director of Insight Strategy Management Ltd. Prior to that he was Managing Director of Byrne Fleming Ltd.

JOHN H. KITCHEN, III, Senior Vice President of Desktop & Server Solutions and Secretary. Mr. Kitchen assumed the position of Senior Vice President of Desktop & Server Solutions on July 9, 2001. Prior thereto, and since July 2000, Mr. Kitchen was the Company's Vice President of Marketing. Prior to July 2000, and since March 1998, Mr. Kitchen was the Company's Director of Marketing. Prior to that, Mr. Kitchen was a marketing consultant to the Company.

H. CALVIN G. MACKAY, Senior Vice President for Enterprise Software. Mr. MacKay assumed the position of Senior Vice President for Enterprise Software on July 9, 2001 and was elected an executive officer of the Company on December 1, 2001. Prior thereto, and since January 2001, Mr. MacKay was a marketing and sales consultant to the Company's wholly-owned subsidiary, Datawatch International Limited. Prior to January 2001, and since December 1998, Mr. MacKay acted as an advisor and consultant to several technology companies. From June 1996 to October 1998, Mr. MacKay served as Principal of Renior and Rembrandt Consulting Ltd., a management consulting firm, and as the Chief Executive Officer of the firm's South East Asia operations.

ALAN R. MACDOUGALL, Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary. Mr. MacDougall assumed the positions of Vice President of Finance, Chief Financial Officer Treasurer and Assistant Secretary on December 16, 2000. Prior thereto, and since October 1997, Mr. MacDougall was the Company's Corporate Controller. Prior to October 1997, and since June 1994, Mr. MacDougall was the Company's Director of Operations.

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Registrant's common stock is listed and traded on the Nasdaq SmallCap Market under the symbol DWCH. The range of high and low prices during each fiscal quarter for the last two fiscal years is set forth below:

For the Year Ended September 30, 2002	Common Stock High	Low
4th Quarter	4.000	2.050
3rd Quarter	4.190	2.040
2nd Quarter	2.900	1.180
1st Quarter	2.500	1.050

For the Year Ended September 30, 2001	Common Stock High	Low
4th Quarter	2.610	1.000
3rd Quarter	3.915	1.620
2nd Quarter	6.751	1.688
1st Quarter	7.032	1.266

There are approximately 156 shareholders of record as of December 19, 2002. The Company believes that the number of beneficial holders of common stock exceeds 2,000. The last reported sale of the Company's common stock on December 19, 2002 was at $3.14.

The Company has not paid any cash dividends and it is anticipated that none will be declared in the foreseeable future. The Company intends to retain future earnings, if any, to provide funds for the operation, development and expansion of its business.

The information set forth under the caption "Equity Compensation Plans" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2002 is incorporated herein by reference.

Item 6. SELECTED FINANCIAL DATA

In fiscal 2001, the Company sold its wholly owned subsidiary, Guildsoft Limited ("Guildsoft"). Guildsoft was a component of the Company with clearly distinguishable operations and cash flows. Guildsoft's activities are now entirely eliminated from ongoing operations and the Company has no continuing involvement with Guildsoft's operations. As a result, the Company has presented Guildsoft as a discontinued operation in all periods presented herein.

During the fourth quarter of fiscal 2001, the Company approved and completed a corporate-wide restructuring plan in an effort to reduce costs and centralize administrative operations. The restructuring plan resulted in charges of approximately $763,000 for severance benefits and related costs for 42 terminated employees. Of these charges, $377,000 was paid during fiscal 2001 with the balance of $386,000 accrued as of September 30, 2001. During fiscal 2002 an additional $217,000 was paid leaving a balance of $169,000 accrued as of September 30, 2002, which is expected to be fully paid by January 2005. During the second quarter of fiscal 2002, the Company approved and completed an additional restructuring undertaken to further improve efficiencies and reduce costs, which resulted in an additional restructuring charge of approximately $88,000 for severance benefits and related costs for 4 terminated employees. These charges were fully paid during fiscal 2002.

In November 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board released EITF Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-9 requires that certain amounts paid by a vendor for advertising and marketing to a customer be recorded as a reduction of revenue, when certain conditions are met. The Company previously accounted for payments of this type to certain distributors as marketing expenses. The Company has adopted EITF 01-9 in 2002, and, as required, reclassified these payments as a reduction of revenue in all periods presented herein. The amounts reclassified from marketing expenses to a reduction in revenue in 2002, 2001, and 2000 approximated $77,000, $81,000 and $105,000, respectively.

The following table sets forth selected consolidated financial data of the Company for the periods indicated. The selected consolidated financial data for and as of the end of the years in the five-year period ended September 30, 2002 are derived from the Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes which appears elsewhere in this Annual Report on Form 10-K.

Statements of Operations Data Years Ended September 30,	2002	2001	2000	1999	1998
Revenue					
PC-based Products	$19,440,743	$18,321,251	$22,368,637	$23,552,764	$22,299,352
Macintosh-based Products	-	-	-	-	172,254
Total Revenue	19,440,743	18,321,251	22,368,637	23,552,764	22,471,606
Costs and Expenses	18,499,009	23,638,923	23,329,304	27,723,971	32,782,443
Income (Loss) from Operations	941,734	(5,317,672)	(960,667)	(4,171,207)	(10,310,837)
Gain on Sale of Product Line	-	-	-	-	15,431,253
Income (Loss) from Continuing Operations	846,379	(5,385,051)	(1,002,097)	(3,716,637)	4,882,807
Discontinued Operations					
Income (Loss) from Guildsoft operations, net	-	(143,856)	12,468	(130,544)	(178,811)
Gain on sale of Guildsoft	17,096	413,013	-	-	-
Income (Loss) from Discontinued Operations	17,096	269,157	12,468	(130,544)	(178,811)
Net Income (Loss)	$ 863,475	$(5,115,894)	$ (989,629)	$(3,847,181)	$ 4,703,996
Income (Loss) from Continuing Operations per Common Share:					
Basic	$0.33	$(2.24)	$(0.49)	$(1.83)	$2.42
Diluted	$0.31	$(2.24)	$(0.49)	$(1.83)	$2.36
Net Income (Loss) per Common Share:					
Basic	$0.34	$(2.13)	$(0.48)	$(1.89)	$2.33
Diluted	$0.32	$(2.13)	$(0.48)	$(1.89)	$2.27

Balance Sheet Data September 30,	2002	2001	2000	1999	1998
Total Assets	$9,454,466	$9,423,894	$13,572,817	$14,780,755	$18,332,215
Working Capital	2,022,702	596,136	4,339,237	4,838,234	8,503,428
Long-Term Obligations	12,795	126,121	-	354	44,190
Shareholders' Equity	4,060,212	2,985,289	6,866,891	7,817,707	11,636,482

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of Datawatch and its subsidiaries which appear elsewhere in this Annual Report on Form 10-K.

GENERAL

Datawatch is engaged in the design, development, manufacture, marketing, and support of business computer software primarily for the Windows-based market. Its products address the enterprise reporting, business intelligence, data replication and help desk markets.

Datawatch's principal products are: Monarch, a report mining and business intelligence application that lets users extract and manipulate data from ASCII report files or HTML files produced on any mainframe, midrange, client/server or PC system; Monarch Data Pump, a data replication and migration tool that offers a shortcut for populating and refreshing data marts and data warehouses, for migrating legacy data into new applications and for providing automated delivery of reports in a variety of formats via email; Monarch|ES, a web-enabled business information portal, allows an organization to quickly deliver business intelligence and decision support derived from existing reporting systems with no new programming or report writing; Q|Service Management ("Q|SM"), a fully internet-enabled IT support solution that incorporates workflow and network management capabilities and provides web access to multiple databases via a standard browser; Visual Help Desk, a web-based help desk and call center solution operating on the IBM Lotus Domino platform, acquired in the Auxilor, Inc. transaction described below; VorteXML, a data transformation product for the emerging XML market that easily and quickly converts structured text output from any system into valid XML for web services and more using any DTD or XDR schema without programming; and Redwing , a plug-in for Adobe Acrobat that lets users extract text and tables from Adobe PDF documents.

On October 16, 2002, Datawatch acquired 100% of the shares of Auxilor, Inc., in exchange for $127,000 in cash and 14,764 shares of Datawatch common stock valued at approximately $50,000. The purchase agreement also includes an earn-out clause, which provides for a cash payout equal to 10% of the sales of Auxilor products in fiscal 2003. Due to the timing of the acquisition, Visual Help Desk, as an Auxilor product, is not included in the results of operations and financial data for the fiscal year ended September 30, 2002.

CRITICAL ACCOUNTING POLICIES

In the preparation of financial statements and other financial data, management applies certain accounting policies to transactions that, depending on choices made by management, can result in various outcomes. In order for a reader to understand the following information regarding the financial performance and condition of the Company, an understanding of those accounting policies is important. The Company's accounting policies are set forth in the Notes to our Consolidated Financial Statements, which are included in Item 14. Certain of those policies are comparatively more important to our financial results and condition than others. The policies that we believe are most important for a reader's understanding of the financial information are described below.

Revenue Recognition, Allowance for Bad Debts and Returns Reserve

Datawatch generally recognizes revenue from the sale of software products at the time of shipment, providing there are no uncertainties surrounding product acceptance, the fee is fixed and determinable, collection is considered probable, persuasive evidence of the arrangement exists and there are no significant obligations remaining. For enterprise solutions products, the Company applies the residual method in determining revenue from license sales. Revenue from implementation, integration, training and consulting services is recognized as the services are performed. Revenue from post-contract customer support services is deferred and recognized ratably over the contract period (generally one year). Post-contract customer support includes technical support and rights to unspecified software upgrades and enhancements on a when-and-if available basis.

The Company's software products are sold under warranty against certain defects in material and workmanship for a period of 30 to 90 days from the date of purchase. Certain software products, including desktop versions of Monarch, Monarch Data Pump, VorteXML and Redwing sold directly to end-users, include a guarantee under which such customers may return products within 30 to 60 days for a full refund. The Company offers its distributors the ability to return obsolete versions of its products and slow-moving products for refund or credit. Reserves are provided for potential returns under these arrangements based upon historical experience and anticipated exposures. Returns reserves are primarily calculated by accruing a fixed amount each period, assessing the level of the reserve at the end of the period against anticipated returns and adjusting the reserve as needed. During the year ended September 30, 2002, $255,000 was accrued for the returns reserve and approximately $215,000 in returns were applied against the reserve. This compares to $300,000 accrued for the returns reserve and approximately $429,000 in returns applied against the returns reserve for the year ended September 30, 2001. At September 30, 2002, the returns reserve was approximately $285,000, with 70% related to specific accounts, as compared to approximately $246,000, with 62% related to specific accounts, at September 30, 2001.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company analyzes accounts receivable and the composition of the accounts receivable aging, historical bad debts, customer creditworthiness, current economic trends, foreign currency exchange rate fluctuations, and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Based upon the analysis and estimates of the uncollectibility of its accounts receivable, the Company records an increase in the allowance for doubtful accounts when the prospect of collecting a specific account receivable becomes doubtful. Actual results could differ from the allowances for doubtful accounts recorded, and this difference may have a material effect on our financial position and results of operations. The Company recorded provisions for doubtful accounts of $48,000, $266,000 and $147,000 for the years ended September 30, 2002, 2001 and 2000, respectively, which have been included in our statements of operations. As of September 30, 2002 and 2001, we recorded allowances for bad debts of $259,000 and $317,000, respectively.

Capitalized Software Development Costs

The Company capitalizes certain software development costs as well as purchased software upon achieving technological feasibility of the related products. For the years ended September 30, 2002, 2001, and 2000, the Company capitalized software development costs and purchased software totaling $272,000, $803,000 and $197,000, respectively. For the years ended September 30, 2002, 2001, and 2000 the Company capitalized $0, $496,000 and $0 of software development costs, respectively. For the years ended September 30, 2002, 2001 and 2000, the Company purchased and capitalized software amounting to approximately $272,000, $307,000, and $197,000, respectively. Software development costs incurred and software purchased prior to achieving technological feasibility are charged to research and development expense as incurred. Commencing upon initial product release, capitalized costs are amortized to cost of software licenses using the straight-line method over the estimated life (which approximates the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product), generally 12 to 36 months. For the years ended September 30, 2002, 2001 and 2000, amortization of these costs was approximately $394,000, $358,000 and $337,000, respectively.

Foreign Currency Translations

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at rates in effect at each balance sheet date. Revenues, expenses and cash flows are translated into U.S. dollars at average rates prevailing when transactions occur. The related translation adjustments are reported as a separate component of shareholders' equity under the heading "Accumulated Other Comprehensive Income (Loss)." Accumulated other comprehensive loss reported in the consolidated balance sheets consists only of foreign currency translation adjustments. At September 30, 2002 and September 30, 2001, the accumulated foreign currency translation loss totaled approximately $516,000 and $613,000, respectively. The Company does not currently engage in foreign currency hedging activities.

RESULTS OF OPERATIONS

Fiscal Year Ended September 30, 2002 as Compared to
Fiscal Year Ended September 30, 2001

Revenue from continuing operations for the fiscal year ended September 30, 2002 was $19,441,000 which represents an increase of $1,120,000 or approximately 6% from revenue of $18,321,000 for the fiscal year ended September 30, 2001. For fiscal 2002 Monarch, Q|SM, and Monarch|ES sales accounted for 59%, 26% and 15% of total revenue, respectively, as compared to 54%, 30% and 16%, respectively, for fiscal 2001.

Software license revenue for the fiscal year ended September 30, 2002 was $13,814,000 or approximately 71% of total revenue, as compared to $12,754,000 or approximately 70% of total revenue for the fiscal year ended September 30, 2001. This represents an increase of $1,060,000 or approximately 8% from fiscal 2001 to fiscal 2002. In fiscal 2002, Monarch family license sales (including Data Pump, VorteXML and Redwing) increased by $1,545,000 or 17% when compared to fiscal 2001, which accounts for an increase of approximately 12% in total software license revenue. Monarch software license sales to the Company's two largest distributors increased by 56% in fiscal 2002, as compared to fiscal 2001, which accounts for the increase in Monarch license revenue. The increase in Monarch license sales was partially offset by decreases in Monarch|ES and Q|SM license sales of $361,000 and $123,000, or approximately 19% and 8%, respectively, when compared to fiscal 2001, which account for a decrease in total software license revenue of approximately 4%. The Company attributes the decreases in Monarch|ES and Q|SM sales to a reduction in corporate spending on high-ticket software solutions due to an uncertain worldwide economy and continuing reactions to the events of September 11, 2001 and ongoing concerns regarding the possible effects of war and terrorism.

Maintenance and services revenue for the fiscal year ended September 30, 2002 was $5,627,000 or approximately 29% of total revenue, as compared to $5,567,000 or approximately 30% of total revenue for the fiscal year ended September 30, 2001. This represents an increase of $60,000 or approximately 1% from fiscal 2001 to fiscal 2002. This increase is primarily attributable to an increase in Monarch|ES maintenance and services sales of $186,000 or approximately 18%, which accounts for an increase of approximately 3% in total maintenance and services revenue. This was partially offset by a decreases in Q|SM and Monarch maintenance and services sales of $108,000 and $19,000 or approximately 3% and 2%, respectively, which account for a decrease of 2% in total maintenance and services revenue.

Cost of software licenses for the fiscal year ended September 30, 2002 was $2,795,000 or approximately 20% of software license revenues, as compared to $3,062,000 or approximately 24% of software license revenues for the fiscal year ended September 30, 2001. This decrease of $267,000 is primarily attributable to a fiscal 2001 charge of $265,000 in additional royalties expense which resulted from refinement of the Company's estimated royalty obligations.

Cost of maintenance and services for the fiscal year ended September 30, 2002 was $2,679,000 or approximately 48% of maintenance and service revenues, as compared to $3,565,000 or approximately 64% of maintenance and service revenues, for the fiscal year ended September 30, 2001. This decrease of $886,000 is primarily attributable to the reductions in services headcount and related expenses resulting from the restructuring plans implemented in the fourth quarter of fiscal 2001 and the second quarter of fiscal 2002, and a reduction in the expenses for third-party consultants hired to supplement the employee workforce in the performance of revenue generating consulting services during periods of excess demand. The realized cost savings from the reduction in headcount and related expenses was $676,000, or 76% of the decrease, and $167,000, or 19% of the decrease, was from the reduction in the expenses for third-party consultants.

Sales and marketing expenses were $6,897,000 for the fiscal year ended September 30, 2002, which represents a decrease of $1,578,000, or approximately 19%, from $8,475,000 for the fiscal year ended September 30, 2001. This decrease is attributable to reduced marketing expenses for direct mail campaigns and trade shows, and reductions in headcount and related expenses resulting from the restructuring plan implemented in the fourth quarter of fiscal 2001, partially offset by an increase in other sales and marketing expenses. The realized cost savings from reduced expenses for direct mail campaigns and tradeshows was $1,056,000. Savings of $585,000 were realized from the reduction in marketing and sales headcount and related expenses.

Engineering and product development expenses were $1,276,000 for the fiscal year ended September 30, 2002, which represents a decrease of $726,000 or approximately 36% from $2,002,000 for the fiscal year ended September 30, 2001. This decrease is primarily attributable to reduced expenses for maintenance of the older versions of the Company's help desk and asset management products by external developers and reduced headcount and related expenses resulting from the restructurings which took place in the fourth quarter of fiscal 2001 and the second quarter of fiscal 2002. The realized cost savings from the reduction in expenses for the maintenance of the help desk and asset management products was $390,000, or 54% of the decrease, and $297,000, or 41% of the decrease, was from the reduction in headcount and related expenses. During fiscal 2002, the Company capitalized $272,000 in purchased software and software development costs. This compares to $803,000 capitalized in fiscal 2001. The higher amount in capitalized costs in fiscal 2001,as compared to fiscal 2002, is due to the development of the Q|SM product and a new major version of Monarch|ES developed and released during fiscal 2001.

General and administrative expenses were $4,764,000 for the fiscal year ended September 30, 2002, which represents a decrease of $1,008,000 or approximately 17% from $5,772,000 for the fiscal year ended September 30, 2001. This decrease is primarily attributable to the reductions in headcount and related expenses resulting from the restructuring plans implemented during the fourth quarter of fiscal 2001, savings in professional services expenses provided by non-related companies, and reduced bad debt expense. The realized cost savings from savings in professional services expense was $404,000, or 40% of the decrease, while $332,000, or 33% of the decrease, was from the reduction in headcount and related expenses, and $82,000, or 8% of the decrease, was due to reduced bad debt expense.

As a result of the foregoing, the gain from continuing operations for the year ended September 30, 2002 was $846,000, which compares to a loss from continuing operations of $5,385,000 for the year ended September 30, 2001. The Company recorded a benefit for income taxes of $25,000 in fiscal 2001 due to tax refunds received in the year. In fiscal 2002, no benefit or provision for income taxes was recorded due to the availability of loss carryforwards for which valuation allowances had previously been provided. At September 30, 2002, the Company had federal tax loss carryforwards available to offset future taxable income of approximately $7 million; a full valuation reserve has been established against these assets as uncertainty continues to exist regarding the Company's ability to generate sufficient future taxable income for the utilization of these losses.

In September 2001, Datawatch sold the operations of Guildsoft Limited, a United Kingdom distribution subsidiary, to a third party. The sale resulted in gross proceeds of approximately $1,179,000 and a gain of approximately $413,000. The operations of Guildsoft Limited have been reflected as a discontinued operation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 (See Notes 1 and 2 of the Consolidated Financial Statements included elsewhere herein). Income from discontinued operations for the year ended September 30, 2002 was $17,000 which compares to income from discontinued operations of $269,000 for the year ended September 30, 2001. Income for discontinued operations in 2002 was the result of the finalization of the sales price for Guildsoft with the buyer and additional proceeds received by the Company.

Net income for the year ended September 30, 2002 was $863,000, which compares to a net loss of $5,116,000 for the year ended September 30, 2001.

Fiscal Year Ended September 30, 2001 as Compared to
Fiscal Year Ended September 30, 2000

Revenue from continuing operations for the fiscal year ended September 30, 2001 were $18,321,000 which represents a decrease of $4,048,000 or approximately 18%, from revenue of $22,369,000 for the fiscal year ended September 30, 2000. For fiscal 2001 Monarch, Q|SM and Monarch|ES sales accounted for 54%, 30% and 16% of total revenue, respectively, as compared to 55%, 30%, and 15%, respectively, for fiscal 2000.

Software license revenue for the fiscal year ended September 30, 2001 was $12,754,000 or approximately 70% of total revenue, as compared to $16,849,000 or approximately 75% of total revenue for the fiscal year ended September 30, 2000. This represents a decrease of $4,095,000 or approximately 24% from fiscal 2000 to fiscal 2001. In fiscal 2001, Monarch family license sales (including Data Pump, VorteXML and Redwing) decreased by $2,562,000 or 22% when compared to fiscal 2000, which accounts for an decrease of approximately 15% in total software license revenue. Monarch family software license sales to the Company's largest distributor decreased by approximately 40% during the fiscal year ended September 30, 2001, even though sales of the product by this distributor increased by approximately 4% during this period. Decreasing sales to this distributor accounted for a decrease of approximately 14% in Monarch family software license revenues and a decrease in total software license revenues of approximately 10%. Also, revenues for the fiscal year ended September 30, 2000 include a one-time sale of paid-up Monarch OEM licenses totaling $520,000. This accounts for a decrease in Monarch family software license revenues of approximately 4% and a decrease in total software license revenues of approximately 3%. The Company attributes the balance of the decrease in Monarch family product revenue to a reduction in corporate spending due to a weaker worldwide economy in fiscal 2001 as compared to fiscal 2000. Q|SM and Monarch|ES software license revenues decreased by $891,000 and $643,000, or approximately 36% and 25%, respectively, from fiscal 2000 to fiscal 2001. The Company attributes the decreases in Q|SM and Monarch|ES license revenues to a reduction in corporate spending due to a weaker worldwide economy in fiscal 2001 as compared to fiscal 2000.

Maintenance and services revenue for the fiscal year ended September 30, 2001 was $5,567,000 or approximately 30% of total revenue, as compared to $5,519,000 or approximately 25% of total revenue for the fiscal year ended September 30, 2000. This represents an increase of $48,000 or approximately 1% from fiscal 2000 to fiscal 2001. This increase is primarily attributable to increases in Monarch|ES and Monarch maintenance and services sales of $389,000 and $171,000 or approximately 58% and 29%, respectively, which account for an increase of approximately 10% in total maintenance and services revenue. This was offset by a decrease in Q|SM maintenance and services sales of $511,000, or approximately 12%, which accounts for a decrease of 9% in total maintenance and services revenue. The Company attributes the decrease in Q|SM maintenance and services revenues to a reduction in corporate spending due to a weaker worldwide economy in fiscal 2001 as compared to fiscal 2000.

Cost of software licenses for the fiscal year ended September 30, 2001 was $3,062,000 or approximately 24% of software license revenue as compared to $3,171,000, or approximately 19% of software license revenue, for the fiscal year ended September 30, 2000. During the fourth quarter of fiscal 2001 the Company recorded an amount of $265,000 in additional royalties expense resulting from refinement of the Company's estimated royalty obligations. Additionally, there was an increase of $187,000 in the cost of software licenses for Monarch|ES, resulting primarily from increased royalties and amortization of capitalized development and purchased software costs in fiscal 2001 as compared to fiscal 2000. Together the increases in Monarch royalty expense and Monarch|ES cost of software licenses account for a 4% increase in the cost of software licenses as a percentage of software license revenue.

Cost of maintenance and services for the fiscal year ended September 30, 2001 was $3,565,000 or approximately 64% of maintenance and service revenue, as compared to $3,984,000, or approximately 72% of maintenance and service revenue, for the fiscal year ended September 30, 2000. This decrease of $419,000 is attributable to decreased headcount and related expenses for consulting and technical support personnel in fiscal 2001 compared to fiscal 2000.

Sales and marketing expenses were $8,475,000 for the fiscal year ended September 30, 2001, which represents an increase of $319,000 or approximately 4% from $8,156,000 for the fiscal year ended September 30, 2000. This increase is attributable to increased direct mail expenses of $342,000 related to the marketing of Monarch, partially offset by a small decrease in other marketing expenses.

Engineering and product development expenses were $2,002,000 for the fiscal year ended September 30, 2001, which represents an increase of $165,000 or approximately 9% from $1,837,000 for the fiscal year ended September 30, 2000. During fiscal 2001, the company capitalized $803,000 in purchased software and software development costs. This compares to $197,000 capitalized in fiscal 2000. Both the increase in engineering and product development expenses and the increase in capitalized costs are the result of the development of the Q|SM product and a new major version of Monarch|ES.

General and administrative expenses were $5,772,000 for the fiscal year ended September 30, 2001, which represents a decrease of $409,000 or approximately 7% from $6,181,000 for the fiscal year ended September 30, 2000. This decrease is attributable to a decrease in international general and administrative expenses of $482,000, or approximately 19%. This was partially offset by a 2% increase in domestic general and administrative expenses.

As a result of the foregoing the Company recorded a loss from continuing operations for the fiscal year ended September 30, 2001 of $5,385,000, which compares to a loss from continuing operations of $1,002,000 for the fiscal year ended September 30, 2000. The Company recorded a benefit for income taxes of $25,000 in fiscal 2001 due to tax refunds received in the year. In fiscal 2000, no benefit for income taxes was recorded owing to the Company's conclusion that the realization of its net operating loss carryforwards was unlikely to occur.

In September 2001, Datawatch sold the operations of Guildsoft Limited, a United Kingdom distribution subsidiary, to a third party. The sale resulted in gross proceeds of approximately $1,179,000 and a gain of approximately $413,000. The operations of Guildsoft Limited have been reflected as a discontinued operation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 (See Notes 1 and 2 of the Consolidated Financial Statements included elsewhere herein). Income from discontinued operations for the year ended September 30, 2001 was $269,000 which compares to income from discontinued operations of $12,000 for the year ended September 30, 2000.

Net loss for fiscal 2001 was $5,116,000, which compares to a net loss of $990,000 for fiscal 2000.

OFF BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

The Company leases various facilities, equipment and automobiles in the U.S. and overseas under noncancelable operating leases which expire through 2006. The lease agreements generally provide for the payment of minimum annual rentals, pro rata share of taxes, and maintenance expenses. Rental expense for all operating leases was approximately $810,000, $906,000 and $912,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

As of September 30, 2002, minimum rental commitments under noncancelable operating leases are as follows:

Year Ending September 30,	
2003	$ 643,955
2004	419,989
2005	364,110
2006	119,784
Thereafter	-
Total minimum lease payments	$ 1,547,838

The Company is also committed to pay royalties ranging from 7% to 50% on revenue generated by the sale of certain licensed software products. Royalty expense included in cost of software licenses was approximately $1,802,000, $1,925,000 and $1,894,000 for the years ended September 30, 2002, 2001 and 2000, respectively. The Company is not obligated to pay any minimum royalty amounts.

On October 16, 2002, the Company acquired 100% of the shares of Auxilor, Inc. The purchase agreement includes an earn-out clause, which provides for a cash payout equal to 10% of the sales of Auxilor products in fiscal 2003. In addition, Auxilor has the following rental commitments under noncancelable operating leases:

Year Ending September 30,	
2003	$ 53,974
2004	53,611
2005	4,184
Thereafter	-
Total minimum lease payments	$ 111,769

LIQUIDITY AND CAPITAL RESOURCES

The Company had net income of $863,000 for the year ended September 30, 2002 as compared to the significant net losses in each of the prior two years. In addition, during fiscal 2002 approximately $3,072,000 of cash was provided by the Company's operations as compared to approximately $388,000 and $156,000 of cash used in operations during fiscal 2001 and 2000, respectively. During the fourth quarter of the fiscal year ended September 30, 2001 and the second quarter of the fiscal year ended September 30, 2002, management took a series of steps to reduce operating expenses and to restructure operations in response to the net losses. See Note 3 to the Consolidated Financial Statements included elsewhere herein for a further discussion of the reductions in the workforce as well as other restructuring actions taken to reduce operating expenses.

As of September 30, 2002 and 2001 the Company had two line-of-credit agreements, one domestic and the other international, with a single bank (the "credit lines"). At September 30, 2002 the Company had no borrowings outstanding against the credit lines. At September 30, 2001 the company had outstanding borrowings against the credit lines of $635,000. Borrowings under the credit lines bore interest at the bank's prime rate plus 2% (6.75%) at September 30, 2002 and prime plus 1% (7%) at September 30, 2001, and were collateralized by substantially all assets of the Company. The credit lines contain customary covenants which require, among other items, the Company maintain a minimum level of consolidated tangible net worth. As of September 30, 2002, the Company had no borrowings outstanding and approximately $507,000 in available borrowing under the lines.

On November 15, 2002, the Company renewed the domestic bank line-of-credit for a period to expire on October 29, 2003 under similar terms and conditions except that the credit line will bear interest at the bank's prime rate plus 3/4%. The Company has no plans to renew or extend its international credit line which expired October 1, 2002. The renewed domestic credit line provides for maximum borrowings of the lesser of $1,500,000 or 70% of defined eligible receivables.

Management believes that by continuing to control operating expenses and capital expenditures and with the borrowings available under its line of credit, the Company will have sufficient liquidity through at least September 30, 2003 to fund its cash requirements.

Management believes that the Company's current operations have not been materially impacted by the effects of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These pronouncements provide guidance on how to account for the acquisition of businesses and intangible assets, including goodwill, which arise from such activities. The Company adopted SFAS No. 141 in 2001 and No. 142 in 2002. Adoption of these pronouncements did not have a significant effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted this standard in 2001. Adoption did not have a material effect on income from continuing operations or on the Company's financial position. In accordance with SFAS No. 144, the disposition of Guildsoft has been treated as a discontinued operation and all periods presented have been restated to reflect that treatment.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 will impact how companies account for sale-leaseback transactions and how gains or losses on debt extinguishments are presented in financial statements. The Company will adopt

SFAS No. 145 in 2003. The Company does not expect that adoption will have a significant impact on results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS No. 146 will impact how companies account for costs incurred with exit activities, such as employee severance and facility closure costs. The Company will adopt SFAS No. 146 in 2003. The Company is currently evaluating the effect of adoption.

In November 2001, the Emerging Issues Task Force ("EITF") of the FASB released EITF Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-9 requires that certain amounts paid by a vendor for advertising and marketing to a customer be recorded as a reduction of revenue, when certain conditions are met. The Company previously accounted for payments of this type to certain distributors as marketing expenses. The Company has adopted EITF 01-9 in 2002, and, as required, reclassified these payments as a reduction of revenue in all periods presented in the accompanying consolidated statements of operations. The amounts reclassified from marketing expenses to a reduction in revenue in 2002, 2001, and 2000 approximated $77,000, $81,000 and $105,000, respectively.

RISK FACTORS

The Company does not provide forecasts of its future financial performance. However, from time to time, information provided by the Company or statements made by its employees may contain "forward looking" information that involves risks and uncertainties. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts (including, but not limited to statements contained in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part I of this Annual Report on Form 10-K relating to liquidity and capital resources) may constitute forward looking statements and are made under the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward looking-statements, which speak only as of the date they are made. The Company disclaims any obligation, except as specifically required by law and the rules of the Securities and Exchange Commission, to publicly update or revise any such statements to reflect any change in the Company's expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. The Company's actual results of operations and financial condition have varied and may in the future vary significantly from those stated in any forward looking statements. Factors that may cause such differences include, without limitation, the risks, uncertainties and other information discussed below and within this Annual Report on Form 10-K, as well as the accuracy of the Company's internal estimates of revenue and operating expense levels. The following discussion of the Company's risk factors should be read in conjunction with the financial statements contained herein and related notes thereto. Such factors, among others, may have a material adverse effect upon the Company's business, results of operations and financial condition.

Fluctuations in Quarterly Operating Results

The Company's future operating results could vary substantially from quarter to quarter because of uncertainties and/or risks associated with such things as technological change, competition, and delays in the introduction of products or product enhancements and general market trends. Historically, the Company has operated with little backlog of orders because its software products are generally shipped as orders are received. As a result, net sales in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's staffing and operating expenses are based on anticipated revenue levels and a high percentage of the Company's costs are fixed in the short-term, small variations in the timing of revenues can cause significant variations in operating results from quarter to quarter. Because of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company will not experience such variations in operating results in the future or that such variations will not have a material adverse effect on the Company's business, financial condition or results of operation.

Weakening of World Wide Economic Conditions and the Computer Software Market May Result in Lower Revenue Growth Rates or Decreased Revenues

The revenue growth and profitability of the Company's business depends on the overall demand for computer software and services, particularly in the markets in which it competes. Because the Company's sales are primarily to major corporate customers, its business also depends on general economic and business conditions. A softening of demand for computer software and services, caused by a weakening of the economy in the United States or abroad, may result in lower revenue growth rates, decreased revenues or reduced profitability. In addition, recent terrorist attacks against the United States, and the United States military response to these attacks, have added to economic and political uncertainty which may adversely affect worldwide demand for computer software and services and result in significant fluctuations in the value of foreign currencies.

In a weakened economy, the Company cannot be assured that it will be able to effectively promote future growth in its software and services revenues or maintain profitability.

Dependence on Principal Products

In fiscal 2002, Monarch, Q|Service Management, and Monarch|ES accounted for approximately 59%, 26% and 15%, respectively, of the Company's total revenue. The Company is wholly dependent on the Monarch, Q|Service Management, and Monarch|ES products. As a result, any factor adversely affecting sales of any of these products could have a material adverse effect on the Company. The Company's future financial performance will depend in part on the successful introduction of its new and enhanced versions of these products and development of new versions of these and other products and subsequent acceptance of such new and enhanced products. In addition, competitive pressures or other factors may result in significant price erosion that could have a material adverse effect on the Company's business, financial condition or results of operations.

International Sales

In 2002, 2001 and 2000, international sales accounted for approximately 42%, 47% and 43%, respectively, of the Company's total revenue. The Company anticipates that international sales will continue to account for a significant percentage of its total revenue. A significant portion of the Company's total revenue will therefore be subject to risks associated with international sales, including unexpected changes in legal and regulatory requirements, changes in tariffs, exchange rates and other barriers, political and economic instability, possible effects of war and acts of terrorism, difficulties in account receivable collection, difficulties in managing distributors or representatives, difficulties in staffing and managing international operations, difficulties in protecting the Company's intellectual property overseas, seasonality of sales and potentially adverse tax consequences.

Acquisition Strategy

As evidenced by its October 2002 acquisition of Auxilor, Inc., the Company continues to address the need to develop new products, in part, through the acquisition of other companies. Acquisitions involve numerous risks including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions, and the potential loss of key employees of the acquired company. Achieving and maintaining the anticipated benefits of an acquisition will depend in part upon whether the integration of the companies' business is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries.

Dependence on New Introductions; New Product Delays

Growth in the Company's business depends in substantial part on the continuing introduction of new products. The length of product life cycles depends in part on end-user demand for new or additional functionality in the Company's products. If the Company fails to accurately anticipate the demand for, or encounters any significant delays in developing or introducing, new products or additional functionality on its products, there could be a material adverse effect on the Company's business. Product life cycles can also be affected by the introduction by suppliers of operating systems of comparable functionality within their products. The failure of the Company to anticipate the introduction of additional functionality in products developed by such suppliers could have a material adverse effect on the Company's business. In addition, the Company's competitors may introduce products with more features and lower prices than the Company's products. Such increase in competition could adversely affect the life cycles of the Company's products, which in turn could have a material adverse effect on the Company's business.

Software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential end-users, errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business.

Rapid Technological Change

The markets in which the Company competes have undergone, and can be expected to continue to undergo, rapid and significant technological change. The ability of the Company to grow will depend on its ability to successfully update and improve its existing products and market and license new products to meet the changing demands of the marketplace and that can compete successfully with the existing and new products of the Company's competitors. There can be no assurance that the Company will be able to successfully anticipate and satisfy the changing demands of the personal computer software marketplace, that the Company will be able to continue to enhance its product offerings, or that technological changes in hardware platforms or software operating systems, or the introduction of a new product by a competitor, will not render the Company's products obsolete.

Competition in the PC Software Industry

The software market for personal computers is highly competitive and characterized by continual change and improvement in technology. Several of the Company's existing and potential competitors, including BMC Software, Actuate Corporation, Quest Software Inc., and others, have substantially greater financial, marketing and technological resources than the Company. No assurance can be given that the Company will have the resources required to compete successfully in the future.

Dependence on Proprietary Software Technology

The Company's success is dependent upon proprietary software technology. Although the Company does not own any patents on any such technology, it does hold exclusive licenses to such technology and relies principally on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect its rights to such proprietary technology. Despite such precautions, there can be no assurance that such steps will be adequate to deter misappropriation of such technology.

Reliance on Software License Agreements

Substantially all of the Company's products incorporate third-party proprietary technology which is generally licensed to the Company on an exclusive, worldwide basis. Failure by such third-parties to continue to develop technology for the Company and license such technology to the Company could have a material adverse effect on the Company's business and results of operations.

Indirect Distribution Channels

The Company sells a significant portion of its products through resellers, none of which are under the direct control of the Company. The loss of major resellers of the Company's products, or a significant decline in their sales, could have a material adverse effect on the Company's operating results. There can be no assurance that the Company will be able to attract or retain additional qualified resellers or that any such resellers will be able to effectively sell the Company's products. The Company seeks to select and retain resellers on the basis of their business credentials and their ability to add value through expertise in specific vertical markets or application programming expertise. In addition, the Company relies on resellers to provide post-sales service and support, and any deficiencies in such service and support could adversely affect the Company's business.

Volatility of Stock Price

As is frequently the case with the stocks of high technology companies, the market price of the Company's common stock has been, and may continue to be, volatile. Factors such as quarterly fluctuations in results of operations, increased competition, the introduction of new products by the Company or its competitors, expenses or other difficulties associated with assimilating companies acquired by the Company, changes in the mix of sales channels, the timing of significant customer orders, and macroeconomic conditions generally, may have a significant impact on the market price of the stock of the Company. Any shortfall in revenue or earnings from the levels anticipated by securities analysts could have an immediate and significant adverse effect on the market price of the Company's common stock in any given period. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for many high technology companies and which, on occasion, have appeared to be unrelated to the operating performance of such companies.

Transfer of Common Stock Listing

On March 30, 2001 the Company announced that it had received a notice from The Nasdaq Stock Market, Inc. that the Company's Common Stock failed to comply with the $1.00 minimum bid price requirement for continued listing on The Nasdaq National Market as set forth in marketplace Rule 4450(a)(5), and that the Company's Common Stock was, therefore, subject to delisting from The Nasdaq National Market. Management presented the Company's plan to regain compliance with the minimum bid price requirement to the Nasdaq Listing Qualifications Panel and, on May 30, 2001, the Listing Qualifications Panel's notified the Company that it had determined to continue listing the Company's common stock on the Nasdaq National Market, provided that on or before July 31, 2001, the Company's Common Stock evidenced a closing bid price of at least $1.00

per share and, immediately thereafter, a closing bid price of at least $1.00 for a minimum of ten consecutive trading days and that the Company remained in compliance with all other requirements for continued listing on The Nasdaq National Market. Effective as of the close of business on July 23, 2001 the Company effected a 1-for-4.5 reverse stock split which resulted in compliance with the $1.00 per share minimum bid price requirement for the Company's common stock.

In January 2002, the Company received a notice from the Nasdaq Stock Market, Inc. that it was not in compliance with the $4 million net tangible asset requirement for continued listing on The Nasdaq National Market and, in response, the Company applied for listing of its Common Stock on The Nasdaq SmallCap Market. In early February 2002, the Company was notified that its application for listing on The Nasdaq SmallCap Market had been approved. The listing of the Company's Common Stock was transferred to The Nasdaq SmallCap Market at the opening of business on February 7, 2002.

There can be no assurance that the Company will remain in compliance with the requirements for continued listing on The Nasdaq SmallCap Market. In addition, the transfer of the Company's Common Stock listing to The Nasdaq SmallCap Market may impair the ability of stockholders to buy and sell shares of the Company's Common Stock and could adversely affect the market price of, and the efficiency of the trading market for, the shares of Common Stock. Further, the transfer of the Common Stock from The Nasdaq National Market could significantly impair the Company's ability to raise capital in the public markets should it desire to do so in the future.

Item 7(A). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments

At September 30, 2002, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments. The Company holds no investment securities that possess significant market risk.

Primary Market Risk Exposures

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company utilizes U.S. dollar denominated borrowings to fund its operational needs through its working capital line of credit agreement. The line, which currently bears an interest rate of prime plus 3/4% (prime plus 2% or 6.75% at September 30, 2002), is subject to annual renewal. Had the interest rate under the lines of credit been 10% greater or lesser than actual rates, the impact would not have been material in the Company's consolidated financial statements for the period ended September 30, 2002. As of September 30, 2002, the Company had no outstanding borrowings under the working capital line.

The Company's exposure to currency exchange rate fluctuations has been and is expected to continue to be modest due to the fact that the operations of its international subsidiaries are almost exclusively conducted in their respective local currencies, and dollar advances to the Company's international subsidiaries, if any, are usually considered to be of a long-term investment nature. Therefore, the majority of currency movements are reflected in the Company's other comprehensive income. There are, however, certain situations where the Company will invoice customers in currencies other than its own. Such gains or losses, whether realized or unrealized, are reflected in income. These have not been material in the past nor does management believe that they will be material in the future. Currently the Company does not engage in foreign currency hedging activities.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is set forth in Item 15(a) under the captions "Consolidated Financial Statements" and "Consolidated Financial Statement Schedule" as a part of this Annual Report on Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to Directors may be found under the caption "Election of Directors" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2002. Such information is incorporated herein by reference. Information with respect to the Company's executive officers may be found under the caption "Executive Officers of the Registrant" appearing in Part I of this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information set forth under the captions "Compensation and Other Information Concerning Directors and Officers" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2002 is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the caption "Principal Holders of Voting Securities" and "Equity Compensation Plans" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2002 is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Certain Transactions" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2002 is incorporated herein by reference.

Item 14. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

As of a date (the "Evaluation Date") within ninety days prior to the filing date of this Annual Report on Form 10-K, the Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in ensuring that material information relating to the Company (including its consolidated subsidiaries) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal controls

There were no significant changes in the Company's internal controls or, to the knowledge of the Company, in other factors that could significantly affect the Company's internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

The following documents are filed as part of this report:

(a) 1. **Consolidated Financial Statements**

Independent Auditors' Report
Consolidated Balance Sheets as of September 30, 2002 and 2001
Consolidated Statements of Operations for the Years Ended September 30, 2002, 2001 and 2000.
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended September 30, 2002, 2001 and 2000.
Consolidated Statements of Cash Flows for the Years Ended September 30, 2002, 2001 and 2000.
Notes to Consolidated Financial Statements

2. **Financial Statement Schedule**

Schedule VIII Valuation and Qualifying Accounts

All other schedules are omitted as the required information is not applicable or is included in the financial statements or related notes.

The Independent Auditors' Report included with the Consolidated Financial Statements under Item 15(a)1 above contains the Independent Auditors' Report on the Consolidated Financial Statement Schedule.

3. **List of Exhibits**

Ex. No.		Description
(1)	3.1	Restated Certificate of Incorporation of the Registrant (Exhibit 3.2)
(8)	3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant (Exhibit 3.2)
(1)	3.3	By-Laws, as amended, of the Registrant (Exhibit 3.3)
(1)	4.1	Specimen certificate representing the Common Stock (Exhibit 4.4)
(6)	4.2	Warrant to Purchase Stock issued to Silicon Valley Bank, dated January 17, 2001 (Exhibit 4.1)
(8)	4.3	Warrant to Purchase Stock issued to Silicon Valley Bank, dated October 30, 2001 (Exhibit 4.3)
(1)	10.1*	1987 Stock Plan (Exhibit 10.7)
(1)	10.2*	Form of Incentive Stock Option Agreement of the Registrant (Exhibit 10.8)
(1)	10.3*	Form of Nonqualified Stock Option Agreement of the Registrant (Exhibit 10.9)
(1)	10.4	Software Development and Marketing Agreement by and between Personics Corporation and Raymond Huger, dated January 19, 1989 (Exhibit 10.12)
(4)	10.5	Commercial Security Agreement between Datawatch Corporation and Silicon Valley Bank doing business as Silicon Valley East, dated November 1, 1994 (Exhibit 10.6)
(4)	10.6	Commercial Security Agreement between Personics Corporation and Silicon Valley Bank doing business as Silicon Valley East, dated November 1, 1994 (Exhibit 10.7)
(2)	10.7*	1996 Non-Employee Director Stock Option Plan, as amended on December 10, 1996 (Exhibit 10.30)
(2)	10.8*	1996 International Employee Non-Qualified Stock Option Plan (Exhibit 10.31)
(3)	10.9	Promissory Note, dated February 12, 1997, by and between Datawatch Corporation, Personics Corporation and Silicon Valley Bank (Exhibit 10.2).
(9)	10.10*	1996 Stock Plan as amended as of March 16, 2001 (Exhibit 10.3)
(4)	10.11	Lease, dated August 31, 2000, by and between Fortune Wakefield, LLC and Datawatch Corporation (Exhibit 10.27)
(5)	10.12	Indemnification Agreement between Datawatch Corporation and James Wood, dated January 12, 2001 (Exhibit 10.1)
(5)	10.13	Indemnification Agreement between Datawatch Corporation and Richard de J. Osborne, dated January 12, 2001 (Exhibit 10.2)
(6)	10.14	Registration Rights Agreement between Silicon Valley Bank and Datawatch Corporation, dated January 17, 2001 (Exhibit 10.1)
(8)	10.15	Amendment No. 1 to Registration Rights Agreement, dated October 30, 2001, by and between Silicon Valley Bank and Datawatch Corporation (Exhibit 10.15)

(6)	10.16	Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated January 17, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited, Guildsoft Limited and Silicon Valley Bank in favor of Export-Import Bank of the United States (Exhibit 10.2)
(6)	10.17	Second Loan Modification Agreement, dated January 17, 2001, by and between Datawatch Corporation and Silicon Valley Bank, doing business as Silicon Valley East. (Exhibit 10.3)
(6)	10.18	First Loan Modification Agreement (EXIM Line), dated January 17, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited, Guildsoft Limited and Silicon Valley Bank, doing business as Silicon Valley East, in favor of Export-Import Bank of the United States (Exhibit 10.4)
(6)	10.19	Revolving Promissory Note (Export-Import Line), dated January 17, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited, Guildsoft Limited and Silicon Valley Bank (Exhibit 10.5)
(6)	10.20	Supplemental Deed of Guarantee, dated January 17, 2001, by and between Datawatch International Limited and Silicon Valley Bank (Exhibit 10.6)
(6)	10.21	Supplemental Deed of Guarantee, dated January 17, 2001, by and between Datawatch Europe Limited and Silicon Valley Bank (Exhibit 10.7)
(6)	10.22	Assignment and Consulting Agreement, effective June 30, 2000, by and between Datawatch Corporation and Russell Ryan, also doing business as Edge IT (Exhibit 10.9)
(7)	10.23	Form of Indemnification Agreement between Datawatch Corporation and each of its Non-Employee Directors (Exhibit 10.1)
(7)	10.24*	Advisory Agreement, dated April 5, 2001, by and between Datawatch Corporation and Richard de J. Osborne (Exhibit 10.2)
(8)	10.25*	Executive Agreement, dated July 9, 2001, between the Company and Robert W. Hagger (Exhibit 10.24)
(8)	10.26*	Management Transition Agreement, dated July 6, 2001, between the Company and Bruce R. Gardner (Exhibit 10.25)
(8)	10.27	Amended and Restated Loan and Security Agreement, dated October 30, 2001, between Datawatch Corporation and Silicon Valley Bank (Exhibit 10.26)
(8)	10.28	Intellectual Property Security Agreement, dated October 30, 2001 by and between Datawatch Corporation and Silicon Valley Bank (Exhibit 10.27)
(8)	10.29	Amended and Restated Export-Import Bank Loan and Security Agreement, dated December 19, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited and Silicon Valley Bank (Exhibit 10.28)
(8)	10.30	Revolving Promissory Note, dated December 19, 2001, by and between Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited and Silicon Valley Bank (Exhibit 10.29)
(8)	10.31	Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated December 19, 2001, by and among Datawatch Corporation, Datawatch International Limited, Datawatch Europe Limited and Silicon Valley Bank in favor of Export-Import Bank of the United States (Exhibit 10.30)
(9)	10.32*	Executive Agreement, dated December 1, 2001, by and between Datawatch Corporation and Calvin MacKay (Exhibit 10.1)
(9)	10.33*	Severance Agreement and Release, dated January 31, 2002, by and between Datawatch Corporation and Linda Lammi (Exhibit 10.2)
(10)	10.34*	Executive Agreement, dated April 25, 2002, by and between Datawatch Corporation and Alan R. MacDougall (Exhibit 10.1)
(10)	10.35*	Executive Agreement, dated April 25, 2002, by and between Datawatch Corporation and John Kitchen (Exhibit 10.2)
(10)	10.36*	Professional Services Agreement, dated May 16, 2002, by and between Vested Development Inc. and Datawatch Corporation (Exhibit 10.3)
	10.37	Loan Modification Agreement, dated November 15, 2002, by and between Datawatch Corporation and Silicon Valley Bank, doing business as Silicon Valley East (filed herewith)
	21.1	Subsidiaries of the Registrant (filed herewith)
	23.1	Independent Auditor's Consent (filed herewith)
	99.1	CEO Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
	99.2	CFO Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

* Indicates a management contract or compensatory plan or contract.

(1) Previously filed as an exhibit to Registration Statement 33-46290 on Form S-1 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form S-1).
(2) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).
(3) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 10-Q).
(4) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).
(5) Previously filed as an exhibit to Registrant's Current Report on Form 8-K dated February 2, 2001 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 8-K).
(6) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).
(7) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).
(8) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).
(9) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).
(10) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(b) Reports on Form 8-K

No current report on Form 8-K was filed during the quarterly period ended September 30, 2002.

(c) Exhibits

The Company hereby files as exhibits to this Annual Report on Form 10-K those exhibits listed in Item 15(a)3 above.

(d) Financial Statement Schedules

The Company hereby files as financial statement schedules to this Annual Report on Form 10-K the Consolidated Financial Statement Schedules listed in Item 15(a)2 above which are attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datawatch Corporation

Date: December 24, 2002

By: /s/ Robert W. Hagger
Robert W. Hagger
President, Chief Executive Officer
and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Robert W. Hagger Robert W. Hagger	President, Chief Executive Officer and Director (Principal Executive Officer)	December 24, 2002
/s/ Alan R. MacDougall Alan R. MacDougall	Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)	December 24, 2002
/s/ Richard de J. Osborne Richard de J. Osborne	Chairman of the Board	December 24, 2002
/s/ Jerome Jacobson Jerome Jacobson	Director	December 24, 2002
/s/ Kevin Morano Kevin Morano	Director	December 24, 2002
/s/ Terry W. Potter Terry W. Potter	Director	December 24, 2002
/s/ David T. Riddiford David T. Riddiford	Director	December 24, 2002
/s/ James Wood James Wood	Director	December 24, 2002

CERTIFICATIONS

I, Robert W. Hagger, certify that:

1. I have reviewed this annual report on Form 10-K of Datawatch Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 24, 2002

/s/ Robert W. Hagger
Robert W. Hagger
President, Chief Executive Officer and Director

CERTIFICATIONS

I, Alan R. MacDougall, certify that:

1. I have reviewed this annual report on Form 10-K of Datawatch Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 24, 2002

/s/ Alan R. MacDougall
Alan R. MacDougall
Vice President Finance, Chief Financial
Officer, Treasurer and Assistant Secretary

Datawatch Corporation and Subsidiaries

Consolidated Financial Statements
As of September 30, 2002 and 2001
and for Each of the Three Years in the Period
Ended September 30, 2002

Independent Auditors' Report

DATAWATCH CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Datawatch Corporation
Lowell, Massachusetts

We have audited the accompanying consolidated balance sheets of Datawatch Corporation (the "Company") and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule listed in the Index at Item 14(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Datawatch Corporation and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 15, 2002

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 AND 2001

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and equivalents	$ 3,605,044	$ 1,568,691
Accounts receivable, less allowances for doubtful accounts and sales returns of approximately $545,000 in 2002 and $562,000 in 2001	3,057,356	4,255,809
Inventories	170,735	230,878
Prepaid expenses and other	571,026	853,332
Total current assets	7,404,161	6,908,710
PROPERTY AND EQUIPMENT:		
Office furniture and equipment	3,153,385	3,180,156
Manufacturing and engineering equipment	175,332	336,609
	3,328,717	3,516,765
Less accumulated depreciation and amortization	(2,596,107)	(2,491,996)
Net property and equipment	732,610	1,024,769
OTHER ASSETS:		
Capitalized software development costs, net	962,312	1,085,039
Other	355,383	405,466
Total other assets	1,317,695	1,490,505
TOTAL	$ 9,454,466	$ 9,423,984

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Accounts payable	$ 1,156,966	$ 1,556,286
Accrued expenses	1,996,554	1,965,911
Deferred revenue	2,227,939	2,155,377
Borrowings under credit lines	-	635,000
Total current liabilities	5,381,459	6,312,574
ACCRUED SEVERANCE, less current portion	12,795	126,121
COMMITMENTS AND CONTINGENCIES (Notes 1, 3, 6, 7 and 8)		
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $.01– authorized, 1,000,000 shares; none issued	-	-
Common stock, par value $.01– authorized, 20,000,000 shares; issued, 2,587,605 shares and 2,547,795 shares in 2002 and 2001, respectively; outstanding, 2,580,482 shares and 2,540,672 shares in 2002 and 2001, respectively	25,876	25,478
Additional paid-in capital	21,609,555	21,495,497
Accumulated deficit	(16,918,783)	(17,782,258)
Accumulated other comprehensive loss	(516,048)	(613,040)
	4,200,600	3,125,677
Less treasury stock, at cost – 7,123 shares	(140,388)	(140,388)
Total shareholders' equity	4,060,212	2,985,289
TOTAL	$ 9,454,466	$ 9,423,984

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	2002	2001	2000
REVENUE			
Software licenses	$ 13,814,192	$ 12,753,848	$ 16,849,496
Maintenance and services	5,626,551	5,567,403	5,519,141
TOTAL REVENUE	19,440,743	18,321,251	22,368,637
COSTS AND EXPENSES:			
Cost of software licenses	2,795,110	3,062,075	3,171,415
Cost of maintenance and services	2,679,379	3,564,770	3,984,115
Sales and marketing	6,897,176	8,474,622	8,155,770
Engineering and product development	1,275,997	2,002,039	1,837,289
General and administrative	4,763,696	5,772,096	6,180,715
Restructuring and centralization costs	87,651	763,321	-
Total costs and expenses	18,499,009	23,638,923	23,329,304
INCOME (LOSS) FROM OPERATIONS	941,734	(5,317,672)	(960,667)
INTEREST EXPENSE	(120,953)	(135,505)	(153,071)
INTEREST INCOME AND OTHER	22,761	43,515	123,298
FOREIGN CURRENCY TRANSACTION GAINS (LOSSES)	2,837	(389)	(11,657)
BENEFIT FOR INCOME TAXES	-	25,000	-
INCOME (LOSS) FROM CONTINUING OPERATIONS	846,379	(5,385,051)	(1,002,097)
DISCONTINUED OPERATIONS:			
Income (loss) from Guildsoft operations	-	(143,856)	12,468
Gain on sale of Guildsoft	17,096	413,013	-
INCOME FROM DISCONTINUED OPERATIONS	17,096	269,157	12,468
NET INCOME (LOSS)	$ 863,475	$ (5,115,894)	$ (989,629)
INCOME (LOSS) PER SHARE – Basic:			
Continuing operations	$ 0.33	$ (2.24)	$ (0.49)
Discontinued operations	0.01	0.11	0.01
NET INCOME (LOSS) PER SHARE – Basic	$ 0.34	$ (2.13)	$ (0.48)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING – Basic	2,563,835	2,399,132	2,059,603
INCOME (LOSS) PER SHARE – Diluted:			
Continuing operations	$ 0.31	$ (2.24)	$ (0.49)
Discontinued operations	0.01	0.11	0.01
NET INCOME (LOSS) PER SHARE – Diluted	$ 0.32	$ (2.13)	$ (0.48)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING – Diluted	2,696,708	2,399,132	2,059,603

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Amount					Shares	Amount	
BALANCE, OCTOBER 1, 1999	2,049,258	$ 20,493	$ 19,936,014	$ (11,676,735)	$ (321,677)		(7,123)	$ (140,388)	$ 7,817,707
Stock options exercised	41,624	416	303,114	-	-		-	-	303,530
Comprehensive loss:									
Translation adjustments	-	-	-	-	(264,717)	$ (264,717)	-	-	(264,717)
Net loss	-	-	-	(989,629)	-	(989,629)	-	-	(989,629)
Total comprehensive loss						$ (1,254,346)			
BALANCE, SEPTEMBER 30, 2000	2,090,882	20,909	20,239,128	(12,666,364)	(586,394)		(7,123)	(140,388)	6,866,891
Sale of common stock, net of $79,148 of related costs	416,667	4,167	1,079,185	-	-		-	-	1,083,352
Issuance of common stock for services	39,912	399	100,011	-	-		-	-	100,410
Stock options exercised	334	3	840	-	-		-	-	843
Issuance of warrant	-	-	76,333	-	-		-	-	76,333
Comprehensive loss:									
Translation adjustments	-	-	-	-	(26,646)	$ (26,646)	-	-	(26,646)
Net loss	-	-	-	(5,115,894)	-	(5,115,894)	-	-	(5,115,894)
Total comprehensive loss						$ (5,142,540)			
BALANCE, SEPTEMBER 30, 2001	2,547,795	25,478	21,495,497	(17,782,258)	(613,040)		(7,123)	(140,388)	2,985,289
Issuance of common stock for services	15,312	153	37,347	-	-		-	-	37,500
Issuance of warrant	-	-	76,956	-	-		-	-	76,956
Warrants exercised	24,498	245	(245)	-	-		-	-	-
Comprehensive income:									
Translation adjustments	-	-	-	-	96,992	$ 96,992	-	-	96,992
Net income	-	-	-	863,475	-	863,475	-	-	863,475
Total comprehensive income						$ 960,467			
BALANCE, SEPTEMBER 30, 2002	2,587,605	$ 25,876	$ 21,609,555	$ (16,918,783)	$ (516,048)		(7,123)	$ (140,388)	$ 4,060,212

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 863,475	$ (5,115,894)	$ (989,629)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	929,603	1,022,343	1,108,231
Amortization of interest on short-term investments	-	-	(4,290)
Gain on sale of Guildsoft	(17,096)	(413,013)	-
Loss on disposition of equipment	22,293	10,412	33,290
Stock-based compensation	37,500	114,479	-
Changes in current assets and liabilities, net of disposal of Guildsoft:			
Accounts receivable	1,336,731	3,250,903	(567,806)
Inventories	64,120	100,039	(3,341)
Prepaid expenses and other	303,993	112,119	(277,873)
Accounts payable and accrued expenses	(452,550)	466,108	(78,928)
Deferred revenue	(15,759)	64,159	623,988
Cash provided by (used in) operating activities	3,072,310	(388,345)	(156,358)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment and fixtures	(167,344)	(515,270)	(419,544)
Proceeds from sale of equipment	569	26,739	20,603
Proceeds from sale of short-term investments	-	348,121	2,950,549
Purchase of short-term investments	-	-	(1,814,682)
Net proceeds from sale of Guildsoft	20,509	665,137	-
Long term notes receivable	(31,156)	-	-
Capitalized software development costs	(271,943)	(763,370)	(197,057)
Other assets	16,686	(101,431)	(13,112)
Cash (used in) provided by investing activities	(432,679)	(340,074)	526,757
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock, net of related costs	-	1,083,352	-
Net proceeds from exercise of stock options	-	843	303,530
Principal payments on long-term obligations	(113,326)	(317)	(39,603)
(Payments) borrowings under credit lines – net	(635,000)	(325,000)	(353,705)
Restricted cash	76,063	(147,435)	(143,299)
Cash (used in) provided by financing activities	(672,263)	611,443	(233,077)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS	68,985	(10,165)	(125,975)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	2,036,353	(127,141)	11,347
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,568,691	1,695,832	1,684,485
CASH AND EQUIVALENTS, END OF YEAR	$ 3,605,044	$ 1,568,691	$ 1,695,832
SUPPLEMENTAL INFORMATION:			
Interest paid	$ 21,732	$ 135,131	$ 145,355
Income taxes paid (refunds received)	$ -	$ (25,000)	$ (231,000)
NONCASH INVESTING AND FINANCING ACTIVITIES –			
Issuance of 15,312 and 39,912 shares of common stock for services and software in 2002 and 2001, respectively	$ 37,500	$ 100,410	
Issuance of warrants	$ 76,956	$ 76,333	

See notes to consolidated financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Datawatch Corporation (the "Company") develops, markets and distributes commercial software products. The Company also provides a wide range of consulting services, including implementation and support of its software products.

Summary of Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include the accounts of Datawatch Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In 2001, the Company disposed of its wholly owned subsidiary, Guildsoft Limited ("Guildsoft"). Guildsoft was a component of the Company with clearly distinguishable operations and cash flows. Guildsoft's activities are now entirely eliminated from ongoing operations and the Company has no continuing involvement with Guildsoft's operations. As a result, the Company has presented Guildsoft as a discontinued operation in all periods presented herein. (See Note 2).

Accounting Estimates – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Revenue from the sale of software products is generally recognized at the time of shipment, providing there are no uncertainties surrounding product acceptance, the fee is fixed and determinable, collection is considered probable, persuasive evidence of the arrangement exists and there are no significant obligations remaining. For enterprise solutions products, the Company applies the residual method in determining revenue from license sales.

Revenue from implementation, integration, training and consulting services is recognized as the services are performed. Revenue from post-contract customer support services is deferred and recognized ratably over the contract period (generally one year). Post-contract customer support includes technical support and rights to unspecified software upgrades and enhancements on a when-and-if available basis.

Returns Reserves – The Company's software products are sold under warranty against certain defects in material and workmanship for a period of 30 to 60 days from the date of purchase. Certain software products, including desktop versions of Monarch, Monarch Data Pump, VorteXML and Redwing sold directly to end users, include a guarantee under which such customers may return products within 30 to 60 days for a full refund. The Company offers its distributors the ability to return obsolete versions of its products and slow-moving products for refund or credit. Reserves are provided for potential returns under these arrangements based upon historical experience and anticipated exposures.

Returns reserves are primarily calculated by accruing a fixed amount each period, assessing the level of the reserve at the end of the period against anticipated returns and adjusting the reserve as needed. During the year ended September 30, 2002, $255,000 was accrued for the returns reserve and approximately $215,000 in returns were applied against the reserve. This compares to $300,000 accrued

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Returns Reserves (continued) – for the returns reserve and approximately $429,000 in returns applied against the returns reserve for the year ended September 30, 2001. At September 30, 2002, the returns reserve was approximately $285,000, with 70% related to specific accounts, as compared to approximately $246,000, with 62% related to specific accounts, at September 30, 2001.

Bad Debts – The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The Company analyzes accounts receivable and the composition of the accounts receivable aging, historical bad debts, customer creditworthiness, current economic trends, foreign currency exchange rate fluctuations, and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Based upon the analysis and estimates of the uncollectibility of its accounts receivable, the Company records an increase in the allowance for doubtful accounts when the prospect of collecting a specific account receivable becomes doubtful. Actual results could differ from the allowances for doubtful accounts recorded, and this difference may have a material effect on our financial position and results of operations. The Company recorded provisions for doubtful accounts of $48,000, $266,000 and $147,000 for the years ended September 30, 2002, 2001 and 2000, respectively, which have been included in the accompanying statements of operations.

Cash and Equivalents – Cash and equivalents include cash on hand, cash deposited with banks, and highly liquid securities with maturities of 90 days or less.

Restricted Cash – Cash restricted for designated purposes amounted to $222,000 and $291,000 at September 30, 2002 and 2001, respectively, and is included with other long-term assets in the accompanying consolidated balance sheets.

Capitalized Software Development Costs – The Company capitalizes certain software development costs as well as purchased software upon achieving technological feasibility of the related products. For the years ended September 30, 2002 and 2001 the Company capitalized $0 and $496,000 of software development costs, respectively. For the years ended September 30, 2002, 2001 and 2000, the Company purchased and capitalized software amounting to approximately $272,000, $307,000, and $197,000, respectively. Software development costs incurred and software purchased prior to achieving technological feasibility are charged to research and development expense as incurred. Commencing upon initial product release, capitalized costs are amortized to cost of software licenses using the straight-line method over the estimated life (which approximates the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product), generally 12 to 36 months. For the years ended September 30, 2002, 2001 and 2000, amortization of these costs was approximately $394,000, $358,000 and $337,000, respectively.

Advertising and Promotional Materials – Advertising costs are expensed as incurred and amounted to approximately $571,000, $450,000 and $517,000 in 2002, 2001 and 2000, respectively. Direct mail/direct response costs are expensed as the associated revenue is recognized. The amortization period is based on historical results of previous mailers (generally three to six months from the date of the mailing). Direct mail expense was approximately $565,000, $1,155,000 and $846,000 in 2002, 2001 and 2000, respectively. At September 30, 2002 and 2001, deferred direct mail/direct response costs were approximately $30,000 and $52,000, respectively, and are included under the caption "prepaid expenses and other" in the accompanying consolidated balance sheets.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risks and Major Customers – The Company sells its products and services to U.S. and non-U.S. dealers and other software distributors, as well as to end users, under normal credit terms. One customer individually accounted for 18%, 13% and 18% of total revenue in 2002, 2001 and 2000, respectively. This same customer accounted for 23% and 21% of outstanding trade receivables as of September 30, 2002 and 2001, respectively. Other than this customer, no base of customers in one geographic area constitutes a significant portion of revenue. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are provided for anticipated doubtful accounts and sales returns.

Inventories – Inventories consist of software components – primarily software manuals, diskettes and retail packaging materials. Inventories are valued at the lower of cost (first-in, first-out) method or market.

Property and Equipment – Purchased equipment and fixtures are recorded at cost. Leased equipment accounted for as capital leases is recorded at the present value of the minimum lease payments required during the lease terms. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or over the terms, if shorter, of the related leases. Useful lives and lease terms range from three to seven years. Equipment leased under capital lease agreements with a cost of approximately $666,000 was fully amortized at September 30, 2001, and no capital leases were added in 2002. Amortization expense was approximately $0, $4,000 and $48,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

Income Taxes – Deferred income taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards and credits. Valuation allowances are recorded to reduce the net deferred tax assets to amounts the Company believes are more likely than not to be realized.

Long-Lived Assets – The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment long-lived assets and certain identifiable intangibles to be held and used whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable. The Company has completed these reviews in each period presented and has concluded no adjustments to carrying value are required.

Fair Value Disclosure – The carrying amounts of cash and equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenue approximate fair value because of their short-term nature. The carrying amounts of current and long-term obligations approximate fair value.

Earnings (Loss) Per Share – Basic earnings (loss) per share reflect the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per share reflect the impact, when dilutive, of the potential exercise of options using the treasury stock method. The Company's stock options were antidilutive in 2001 and 2000. Options to purchase approximately 17,000 and 61,000 shares in 2001 and 2000, respectively, were therefore excluded from the treasury stock calculation for those years.

Foreign Currency Translations and Transactions –Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at rates in effect at each balance sheet date. Revenues, expenses and cash flows are translated into U.S. dollars at average rates prevailing when transactions occur. The related translation adjustments are reported as a separate component of shareholders' equity under the heading "Accumulated Other Comprehensive Income (Loss)." Gains and losses resulting from transactions that are denominated in currencies other than the U.S. dollar are included in the operating results of the Company.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation – The Company accounts for stock option awards to employees, officers, and non-employee directors using the intrinsic value method. Awards to non-employees are accounted for using the fair value method. The difference between accounting for stock-based compensation under the intrinsic value method and the fair value method is disclosed in Note 10.

Other Comprehensive Income (Loss) – Currently, the only items presented in the Company's consolidated financial statements that are considered other comprehensive income (loss) are cumulative foreign currency translation adjustments, which are recorded as a component of accumulated other comprehensive income (loss) in the accompanying consolidated statements of shareholders' equity. Accumulated other comprehensive loss reported in the accompanying consolidated balance sheets consists only of foreign currency translation adjustments. Foreign currency translation gains (losses) arising during 2002, 2001 and 2000 were approximately $97,000, ($27,000) and ($265,000), respectively.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Changes – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These pronouncements provide guidance on how to account for the acquisition of businesses and intangible assets, including goodwill, which arise from such activities. The Company adopted SFAS No. 141 in 2001 and No. 142 in 2002. Adoption of these pronouncements did not have a significant effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted this standard in 2001. Adoption did not have a material effect on income from continuing operations or on the Company's financial position. In accordance with SFAS No. 144, the disposition of Guildsoft has been treated as a discontinued operation and all periods presented have been restated to reflect that treatment.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 will impact how companies account for sale-leaseback transactions and how gains or losses on debt extinguishments are presented in financial statements. The Company will adopt SFAS No. 145 in 2003. The Company does not expect that adoption will have a significant impact on results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS No. 146 will impact how companies account for costs incurred with exit activities, such as employee severance and facility closure costs. The Company will adopt SFAS No. 146 in 2003. The Company is currently evaluating the effect of adoption.

In November 2001, the Emerging Issues Task Force ("EITF") of the FASB released EITF Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-9 requires that certain amounts paid by a vendor for advertising and marketing to a customer be recorded as a reduction of revenue, when certain conditions are met. The Company previously accounted for payments of this type to certain distributors as marketing expenses. The Company has adopted EITF 01-9 in 2002, and, as required, reclassified these payments as a reduction of revenue in all periods presented in the accompanying consolidated statements of operations. The amounts reclassified from marketing expenses to a reduction in revenue in 2002, 2001, and 2000 approximated $77,000, $81,000 and $105,000, respectively.

2. DISCONTINUED OPERATION

On September 20, 2001, the Company sold the operations of Guildsoft, a United Kingdom distribution subsidiary, to a third party, as part of a restructuring plan (Note 3). The sale resulted in gross proceeds of $1,179,000 and a gain of approximately $413,000 in the year ended September 30, 2001. Additional proceeds of approximately $17,000 were received in 2002 as final settlement of the purchase price. Guildsoft represented a separate component of the Company's operations, and its cash flows and activities have been entirely eliminated from those of the Company.

The following is a summary of the carrying amounts of the major classes of assets and liabilities included as part of the sale:

Cash and equivalents	$ 511,056
Accounts receivable and other current assets	226,350
Property and equipment	84,311
Goodwill	288,973
	1,110,690
Liabilities	548,112
Net assets sold	$ 562,578

The following is a summary of financial information pertaining to Guildsoft:

	2002	2001	2000
Total revenue	-	$ 3,137,858	$ 4,405,574
Income (loss) before taxes	-	(143,856)	12,468

3. RESTRUCTURING AND CENTRALIZATION COSTS

During the fourth quarter of fiscal 2001, the Company approved and completed a corporate-wide restructuring plan in an effort to reduce costs and centralize administrative operations. The restructuring plan resulted in charges of approximately $763,000 for severance benefits and related costs for 42 terminated employees. Of these charges, $377,000 was paid during fiscal 2001 with the balance of $386,000 accrued as of September 30, 2001. During fiscal 2002 an additional $217,000 was paid leaving a balance of $169,000 accrued as of September 30, 2002, which is expected to be fully paid by January 2005.

During the second quarter of fiscal 2002, the Company approved and completed an additional restructuring undertaken to further improve efficiencies and reduce costs, which resulted in restructuring charges of approximately $88,000 for severance benefits and related costs for 4 terminated employees. These charges were fully paid during fiscal 2002.

4. INVENTORIES

Inventories consisted of the following at September 30:

	2002	2001
Materials	$105,814	$222,976
Finished goods	64,921	7,902
Total	$170,735	$230,878

5. ACCRUED EXPENSES

Accrued expenses consisted of the following at September 30:

	2002	2001
Accrued salaries and benefits	$ 121,773	$ 130,756
Accrued royalties and commissions	890,235	837,562
Accrued professional fees	240,623	317,713
Accrued severance, current portion	156,572	259,538
Other	587,351	420,342
Total	$1,996,554	$1,965,911

6. COMMITMENTS

Leases – The Company leases various facilities, equipment and automobiles in the U.S. and overseas under noncancelable operating leases which expire through 2006. The lease agreements generally provide for the payment of minimum annual rentals, pro rata share of taxes, and maintenance expenses. Rental expense for all operating leases was approximately $810,000, $906,000 and $912,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

As of September 30, 2002, minimum rental commitments under noncancelable operating leases are as follows:

Year Ending September 30	
2003	$ 643,955
2004	419,989
2005	364,110
2006	119,784
Thereafter	-
Total minimum lease payments	$ 1,547,838

Royalties – The Company is also committed to pay royalties ranging from 7% to 50% on revenue generated by the sale of certain licensed software products. Royalty expense included in cost of software licenses was approximately $1,802,000, $1,925,000 and $1,894,000 for the years ended September 30, 2002, 2001 and 2000, respectively. The Company is not obligated to pay any minimum royalty amounts.

7. LITIGATION

The Company is not a party to any litigation that management believes will have a material adverse effect on the Company's consolidated financial statements or its business.

8. FINANCING ARRANGEMENTS

Lines of Credit – As of September 30, 2002 and 2001 the Company had two line-of-credit agreements, one domestic and the other international, with a single bank (the "credit lines"). At September 30, 2002 the Company had no borrowings outstanding against the credit lines. At September 30, 2001, the company had outstanding borrowings against the credit lines of $635,000. Borrowings under the credit lines bore interest at the bank's prime rate plus 2% (6.75%) at September 30, 2002 and prime plus 1% (7%) at September 30, 2001, and were collateralized by substantially all assets of the Company. The credit lines contain customary covenants which require, among other items, the Company maintain a minimum level of consolidated tangible net worth. As of September 30, 2002, the Company had no borrowings outstanding and approximately $507,000 in available borrowing under the lines.

On November 15, 2002, the Company renewed the domestic bank line-of-credit for a period to expire on October 29, 2003 under similar terms and conditions except that the credit line will bear interest at the bank's prime rate plus 3/4%. The Company has no plans to renew or extend its international credit line which expired on October 1, 2002. The renewed domestic credit line provides for maximum borrowings of the lesser of $1,500,000 or 70% of defined eligible receivables.

Letter of Credit – The Company has an irrevocable standby letter of credit with a bank securing performance of a five-year property lease. The Company has reserved a cash term deposit in the amount of approximately $143,000 to secure the letter of credit. This restricted cash balance is included in other long-term assets.

9. INCOME TAXES

Income (loss) before provision for (benefit from) income taxes consists of the following for the years ended September 30:

	2002	2001	2000
Domestic	$ 1,454,280	$ (3,016,908)	$ 888,776
Foreign	(607,901)	(2,393,143)	(1,890,873)
Total	$ 846,379	$ (5,410,051)	$ (1,002,097)

9. INCOME TAXES (CONTINUED)

The provision (benefit) for income taxes consisted of the following for the years ended September 30:

	2002	2001	2000
Current:			
Federal	$ -	$ (25,000)	$ -
State	-	-	-
Foreign	-	-	-
	-	(25,000)	-
Deferred:			
Federal	445,000	(567,000)	(547,000)
State	76,000	(100,000)	(97,000)
Foreign	(322,000)	(165,000)	96,000
Change in valuation allowance	(199,000)	832,000	548,000
	-	-	-
Total	$ -	$ (25,000)	$ -

At September 30, 2002, the Company had federal tax loss carryforwards of approximately $7 million, expiring in 2020 and had approximately $8 million in state tax loss carryforwards, which commence expiration in 2008. An alternative minimum tax credit of approximately $132,000 is available to offset future regular federal taxes. Research and development credits of approximately $447,000 expire beginning in 2013. In addition, tax loss carryforwards in certain foreign jurisdictions total approximately $4 million.

The tax effects of significant items comprising the Company's net deferred tax position as of September 30 were approximately as follows:

	2002	2001
Deferred tax liabilities:		
Depreciation and amortization	$ (30,000)	$ (107,000)
Other	(68,000)	-
Prepaid expenses	(130,000)	(108,000)
	(228,000)	(215,000)
Deferred tax assets:		
Net operating loss carryforwards	4,191,000	4,303,000
Research and development credits	447,000	442,000
Accounts and notes receivable reserves	370,000	222,000
Accrued severence	58,000	154,000
Alternative minimum tax credits	132,000	132,000
Other	-	131,000
	5,198,000	5,384,000
Total	4,970,000	5,169,000
Valuation allowance	(4,970,000)	(5,169,000)
Deferred taxes, net	$ -	$ -

9. INCOME TAXES (CONTINUED)

The Company had profitable domestic operations but continued to have operating losses from international operations for the year ended September 30, 2002. This followed significant losses from operations, both domestically and internationally, over several prior years. Accordingly, management does not believe the tax assets are more likely than not to be realized and a full valuation allowance has been provided. The valuation allowance (decreased) increased by approximately ($199,000) in 2002 and $832,000 in 2001 primarily because the Company maintains a full valuation allowance against the tax assets and such assets (decreased) increased primarily as a result of utilization of or increases in net operating loss carryforwards in each respective year. In 2001, the increase was partially offset by a write-off of deferred tax assets related to Guildsoft operations (Note 2) and partial expiration of state operating loss carryforwards. In 2002, although the domestic net operating loss carryforwards decreased as a result of income recorded domestically, international losses increased, resulting in an overall increase in the related asset.

The following table reconciles the Company's effective tax rate to the federal statutory rate of 34% for the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000
Provision (benefit) at federal statutory rate	$ 288,000	$ (1,630,000)	$ (336,000)
Provision of valuation allowance against currently generated net operating loss carryforwards	42,000	1,598,000	398,000
Utilization of net operating losses carried forward	(321,000)	-	-
Other	(9,000)	7,000	(62,000)
Provision (benefit) for income taxes	$ -	$ (25,000)	$ -

10. SHAREHOLDERS' EQUITY

Stock Option Plans – The Company's two stock option plans described below provide for granting of options and other stock rights to purchase common stock of the Company to employees, officers, consultants, and directors who are not otherwise employees. The options granted are exercisable as specified at the date of grant and generally expire five to ten years from the date of grant. Generally, options and other stock rights are granted at exercise prices not less than fair market value at the date of the grant.

On October 4, 1996, the Company established the 1996 International Employee Non-Qualified Stock Option Plan (the "1996 International Plan"). Pursuant to this plan, nonqualified options may be granted to any employee or consultant of any of the Company's foreign subsidiaries through October 4, 2006.

On December 10, 1996, the Company established the Datawatch Corporation 1996 Stock Plan (the "1996 Stock Plan") which provides for the granting of both incentive stock options and nonqualified options, the award of Company common stock, and opportunities to make direct purchases of Company common stock (collectively, "Stock Rights"), as determined by a committee appointed by the Board of Directors. Options pursuant to this plan may be granted through December 10, 2006 and shall vest as specified by the Committee.

10. SHAREHOLDERS' EQUITY (CONTINUED)

Selected information regarding the above stock option plans as of and for the year ended September 30, 2002 is as follows:

	Shares	
	Authorized for Grant	Available for Future Grant
1996 International Plan	44,444	4,347
1996 Stock Plan	494,400	62,269
	538,844	66,616

The following table is a summary of activity for all of the Company's stock option plans:

	Options Outstanding	Weighted-Average Exercise Price
Outstanding, October 1, 1999	270,035	$ 8.01
Granted	47.738	12.78
Canceled	(35.817)	8.28
Exercised	(41,592)	7.29
Outstanding, September, 30, 2000	240,364	9.05
Granted	73.567	2.60
Canceled	(63.592)	8.68
Exercised	(334)	2.52
Outstanding, September 30, 2001	250,005	7.25
Granted	201.441	1.80
Canceled	(49.199)	6.92
Exercised	-	0.00
Outstanding, September 30, 2002	402,247	$ 4.56
Exercisable, September 30, 2002	190,739	$ 7.09
Exercisable, September 30, 2001	159,502	$ 8.76
Exercisable, September 30, 2000	129,885	$ 9.32

10. SHAREHOLDERS' EQUITY (CONTINUED)

The following table sets forth information regarding options outstanding at September 30, 2002:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 1.10-1.48	152,863	10	$ 1.45	31,567	$ 1.43
1.80-2.53	21,989	9	2.25	8,442	2.32
2.63-3.52	91,460	9	2.80	21,631	2.87
5.20-7.17	53,366	7	5.57	51,816	5.54
7.61-10.97	41,412	6	9.28	39,438	9.22
11.52-15.19	34,045	6	13.16	30,733	12.94
19.41-21.92	4,445	4	20.91	4,445	20.91
31.78	2,667	4	31.78	2,667	31.78
	402,247	9	$ 4.56	190,739	$ 7.09

Pro Forma Disclosure – As described in Note 1, the Company uses the intrinsic method of valuing its stock options to measure compensation expense associated with grants of stock options to employees and directors. Had the Company recognized compensation for its stock options and purchase plans based on the fair value for awards under those plans, pro forma net income (loss) and pro forma net income (loss) per share would have been as follows:

	Years Ended September 30, 2002	2001	2000
Pro forma net income (loss)	$ 586,337	$(5,596,153)	$(1,171,846)
Pro forma net income (loss) per share -			
Basic	0.23	(2.33)	(0.57)
Diluted	0.22	(2.33)	(0.57)

The fair values used to compute pro forma net income (loss) and pro forma net income (loss) per share were estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Years Ended September 30, 2002	2001	2000
Risk-free interest rate	4.3 %	4.8 %	6.2 %
Expected life of option grants (years)	3.0	3.0	3.0
Expected volatility of underlying stock	112.9 %	134.3 %	116.3 %
Expected dividend payment rate	0.0 %	0.0 %	0.0 %
Expected forfeiture rate	0.0 %	0.0 %	0.0 %

The weighted-average fair value of stock options granted was $1.23, $1.49 and $2.61 for the years ended September 30, 2002, 2001 and 2000, respectively.

10. SHAREHOLDERS' EQUITY (CONTINUED)

Stock-Based Compensation – In November 2001, the Company issued 15,312 shares of common stock with and aggregate fair value of $37,500 to a director for services. The fair value of the stock issued to the director was expensed as the services were provided.

In fiscal 2001, the Company issued 39,912 shares of common stock with an aggregate fair value of $100,410 to a director for services and a third-party for the purchase of software. The fair value of the stock issued the director ($60,410) was expensed as the services were provided. The fair value of the stock issued the third-party ($40,000) was capitalized as purchased software (see Note 1).

On January 17, 2001, the Company renewed its two line-of-credit agreements with a bank (see Note 8), in connection therewith, the Company issued the bank a warrant to purchase 15,556 shares of the Company's common at an exercise price of $2.25 per share. The fair market value of the warrant (determined using the Black-Scholes pricing model and the following assumptions: 116% volatility, 10 year estimated life and 6.2% risk-free interest rate) was determined to be $76,333, which has been recorded as an increase in additional paid-in capital and was amortized to interest expense over the one year renewal period.

On October 30, 2001, the Company again renewed its two line-of-credit agreements with the bank (see Note 8). In connection therewith, the Company issued the bank a warrant to purchase 49,669 shares of the Company's common at an exercise price of $1.51 per share. The fair market value of the warrant (determined using the Black-Scholes pricing model and the following assumptions: 134.3% volatility, 7 year estimated life and 4.8% risk-free interest rate) was determined to be $76,956 which has been recorded as an increase in additional paid-in capital and is being amortized to interest expense over the one year renewal period.

On May 3, 2002 the Company issued 24,498 shares of its common stock to the bank pursuant to the cashless exercise of the bank's warrants as allowed by the underlying agreements. There are no warrants outstanding at September 30, 2002.

11. RETIREMENT SAVINGS PLAN

The Company has a 401(k) retirement savings plan covering substantially all of the Company's full-time domestic employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company, at the discretion of the Board of Directors, may make contributions on behalf of its employees under this plan. Such contributions, if any, become fully vested after five years of continuous service. The Company has not made any contributions during 2002, 2001 or 2000.

12. SEGMENT INFORMATION

The Company has determined that it has only one reportable segment meeting the criteria established under SFAS No. 131. The Company's chief operating decision maker, as defined (determined to be the Chief Executive Officer and the Board of Directors), does not manage any part of the Company separately, and the allocation of resources and assessment of performance is based solely on the Company's consolidated operations and operating results.

12. SEGMENT INFORMATION (CONTINUED)

The following table presents information about the Company's revenue by product lines:

	Years Ended September 30, 2002	2001	2000
Monarch	59 %	54 %	55 %
Q|Service Management	26	30	30
Monarch|ES	15	16	15
	100 %	100 %	100 %

The Company's conducts operations in the U.S. and internationally (principally in the United Kingdom). The following table presents information about the Company's continuing geographic operations:

	Domestic	International (Principally U.K.)	Eliminations	Total
Year Ended September 30, 2002				
Total revenue	$ 12,659,607	$ 7,904,520	$(1,123,384)	$ 19,440,743
Long-lived assets	1,571,978	436,171		2,008,149
Year Ended September 30, 2001				
Total revenue	$ 11,141,382	$ 8,153,778	$ (973,909)	$ 18,321,251
Long-lived assets	1,943,505	559,769		2,503,274
Year Ended September 30, 2000				
Total revenue	$ 14,251,299	$ 9,332,206	$(1,214,868)	$ 22,368,637
Long-lived assets	1,615,423	808,849		2,424,272

Export revenue aggregated approximately $4,277,000, $4,367,000 and $5,137,000 in 2002, 2001 and 2000, respectively.

13. SUBSEQUENT EVENT

On October 16, 2002, Datawatch acquired 100% of the shares of Auxilor, Inc., in exchange for $127,000 in cash and 14,764 shares of Datawatch common stock valued at approximately $50,000. The purchase agreement also includes an earn-out clause, which provides for a cash payout equal to 10% of the sales of Auxilor products in fiscal 2003. The acquisition will be accounted for using the purchase method of accounting and the Company is currently in the process of allocating the purchase price.

14. QUARTERLY RESULTS (UNAUDITED)

Supplementary Information – Quarterly Results (Unaudited):

	First	Second	Third	Fourth
Year Ended September 30, 2002:				
Software license revenue	$ 3,266,349	$ 3,396,038	$ 3,684,256	$ 3,467,549
Maintenance and service revenue	1,334,394	1,415,843	1,459,961	1,416,353
Cost of software licenses	732,236	711,770	687,207	663,897
Cost of maintenance and services	670,002	746,016	686,925	576,436
Expenses	3,089,894	3,117,204	3,475,379	3,437,398
Income from continuing operations, before tax	108,611	236,891	294,706	206,171
Income from continuing operations	108,611	236,891	294,706	206,171
Income from discontinued operations	17,096	0	0	0
Net income	125,707	236,891	294,706	206,171
Income per share - basic and diluted:				
Continuing operations	$0.04	$0.09	$0.11	$0.08
Discontinued operations	$0.01	$0.00	$0.00	$0.00
Net income per share - basic and diluted	$0.05	$0.09	$0.11	$0.08
Year Ended September 30, 2001:				
Software license revenue	$ 3,596,682	$ 3,212,791	$ 2,866,084	$ 3,078,291
Maintenance and service revenue	1,442,268	1,361,864	1,395,269	1,368,002
Cost of software licenses	669,184	708,555	714,971	969,365
Cost of maintenance and services	935,251	881,958	896,732	850,829
Expenses	3,874,535	4,173,385	4,107,993	4,948,544
Loss from continuing operations, before tax	(440,020)	(1,189,243)	(1,458,343)	(2,322,445)
Loss from continuing operations	(440,020)	(1,189,243)	(1,458,343)	(2,297,445)
Income (loss) from discontinued operations	(33,677)	(26,507)	(43,490)	372,831
Net loss	(473,697)	(1,215,750)	(1,501,833)	(1,924,614)
Income (loss) per share - basic and diluted:				
Continuing operations	$(0.21)	$(0.49)	$(0.58)	$(0.91)
Discontinued operations	$(0.02)	$(0.01)	$(0.02)	$ 0.15
Net loss per share - basic and diluted	$(0.23)	$(0.50)	$(0.60)	$(0.76)

In the fourth quarter of 2001, the Company recorded an additional amount of $265,000 in royalties expense resulting from refinement of the Company's estimated obligations.

As discussed in Note 1, in 2002, the Company reclassified payments to certain distributors from marketing expense to a reduction of revenue. These payments have been reclassified from selling and marketing expenses in all periods presented.

* * * * * *

STOCK AND CORPORATE INFORMATION

QUARTERLY STOCK INFORMATION

The Company's common stock is listed and traded on the NASDAQ SmallCap Market under the symbol DWCH.

The following table sets forth the range of high and low prices during each fiscal quarter of the Company for the fiscal years ended September 30, 2002 and September 30, 2001:

2002	COMMON STOCK	
Quarter	High	Low
4th	4.000	2.050
3rd	4.190	2.040
2nd	2.900	1.180
1st	2.500	1.050

2001	COMMON STOCK	
Quarter	High	Low
4th	2.610	1.000
3rd	3.915	1.620
2nd	6.751	1.688
1st	7.032	1.266

As of December 19, 2002, there were approximately 156 shareholders of record of the Company's common stock and the Company believes that the number of beneficial holders of common stock exceeds 2,000.

The Company has not paid any cash dividends and it is anticipated that none will be declared in the foreseeable future. The Company intends to retain future earnings, if any, to provide funds for the operation, development and expansion of its business.

ANNUAL MEETING

The annual shareholders' meeting of Datawatch Corporation will be held on March 7, 2003, at 11:00 a.m. EST, at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, MA 02110.

FORM 10-K REPORT

A copy of the Company's Form 10-K filed with the SEC may be obtained free of charge by writing to Investor Relations, Datawatch Corporation, 175 Cabot Street, Suite 503, Lowell, MA 01854.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company,
59 Maiden Lane, Plaza Level, New York, NY 10038

GENERAL COUNSEL

Testa, Hurwitz & Thibeault, LLP
125 High Street, Boston, MA 02110

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
200 Berkeley Street, Boston, MA 02116

BOARD OF DIRECTORS

Richard de J. Osborne
Chairman of the Board,
Datawatch Corporation
Chairman of the Board,
Schering-Plough Corporation

Robert W. Hagger
President and Chief
Executive Officer,
Datawatch Corporation

Jerome Jacobson*+
Business Consultant

Kevin R. Morano*+
Executive Vice President and Chief
Financial Officer, Lumenis, Ltd.

Terry W. Potter*+
Business Advisor, Venture Solutions & Development, Inc.

David T. Riddiford*+
General Partner, Pell, Rudman Venture Management, LP

James Wood*+
Retired Chairman of the Board, The Great Atlantic & Pacific Tea Co.

*Members of the Audit Committee
+Members of the Compensation and Stock Committee

CORPORATE OFFICERS

Robert W. Hagger
President and Chief
Executive Officer

John H. Kitchen III
Senior Vice President of Desktop and Server Solutions and Secretary

H. Calvin G. MacKay
Senior Vice President for Enterprise Software

Alan R. MacDougall
Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary

DATAWATCH®

DATAWATCH CORPORATION
175 CABOT STREET, SUITE 503
LOWELL, MA 01854